Exhibit 99.1

Q2 2018
Quarterly Report to Shareholders
Scotiabank reports second quarter results
TORONTO, May 29, 2018 - Scotiabank reported second quarter net income of $2,177 million compared to $2,061 million in the same period last year. Diluted earnings per share were $1.70, compared to $1.62 in the same period a year ago. Return on equity was 14.9%, the same as last year.
“We are pleased with the performance of our businesses this quarter, which demonstrates the strength of our personal and commercial businesses, both in International Banking as well as in Canada,” said Brian Porter, President and CEO of Scotiabank. “Our diversified business model continues to contribute to our overall performance and we remain focused on investments in digital banking and improving the customer experience.
“Canadian Banking delivered strong commercial banking results, along with growth in its personal banking business driven by solid loan growth, margin expansion and better credit performance. We completed the acquisition of Jarislowsky Fraser, effective May 1, one of Canada’s leading independent investment firms, which aligns with our strategic commitment to diversify and grow our global wealth management business.
“International Banking reported strong results with another quarter of double-digit earnings growth. This was driven by continued momentum in the Pacific Alliance region, better credit performance and productivity gains. Recently announced acquisitions in Chile, Colombia and Peru, all expected to close in the second half of this fiscal year, will further grow our customer base and improve our presence in the Pacific Alliance region.
“The Bank’s Common Equity Tier 1 ratio climbed to 12.0% this quarter, which supports both further investment in and growth of the Bank. The recently announced acquisitions in Chile, Colombia, Peru and here in Canada are examples of strategically deploying our capital to deliver stronger market positions and improve connectivity throughout our various operations.
“We are pleased with our performance over the first half of 2018, with earnings per share up 12%. We are committed to making the investments to build a better bank for our customers across our footprint which will drive continued growth for the Bank.”
Live audio Web broadcast of the Bank’s analysts’ conference call. See page 70 for details
Scotiabank

Financial Highlights

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2018(1)	January 31 2018(1)	April 30 2017	April 30 2018(1)	April 30 2017
Operating results ($ millions)
Net interest income	3,950	3,936	3,728	7,886	7,371
Non-interest income	3,108	3,152	2,853	6,260	6,078
Total revenue	7,058	7,088	6,581	14,146	13,449
Provision for credit losses	534	544	587	1,078	1,140
Non-interest expenses	3,726	3,498	3,601	7,224	7,290
Income tax expense	621	709	332	1,330	949
Net income	2,177	2,337	2,061	4,514	4,070
Net income attributable to common shareholders	2,042	2,249	1,965	4,291	3,874
Operating performance
Basic earnings per share ($)	1.70	1.88	1.63	3.58	3.21
Diluted earnings per share ($)	1.70	1.86	1.62	3.56	3.19
Adjusted diluted earnings per share ($)(2)	1.71	1.87	1.63	3.58	3.21
Return on equity (%)	14.9	16.2	14.9	15.5	14.6
Productivity ratio (%)	52.8	49.3	54.7	51.1	54.2
Core banking margin (%)(2)	2.47	2.46	2.54	2.46	2.47
Financial position information ($ millions)
Cash and deposits with financial institutions	61,792	57,365	50,877
Trading assets	99,655	105,664	111,831
Loans	517,918	503,197	496,255
Total assets	926,310	923,152	921,646
Deposits	640,643	635,837	628,209
Common equity	57,261	55,081	55,115
Preferred shares and other equity instruments	4,234	4,579	3,019
Assets under administration	471,831	470,939	494,220
Assets under management	213,112	210,828	204,964
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	12.0	11.2	11.3
Tier 1 capital ratio (%)	13.5	12.7	12.5
Total capital ratio (%)	15.3	14.6	14.7
Leverage ratio (%)	4.8	4.6	4.4
CET1 risk-weighted assets ($ millions)(3)	375,901	382,248	374,876
Liquidity coverage ratio (LCR) (%)	127	128	126
Credit quality
Net impaired loans ($ millions)(4)	3,381	3,288	2,510
Allowance for credit losses ($ millions)(5)	5,017	4,923	4,591
Net impaired loans as a % of loans and acceptances(4)	0.63	0.63	0.49
Provision for credit losses as a % of average net loans and acceptances (annualized)(6)	0.42	0.42	0.49	0.42	0.47
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(6)	0.46	0.43	0.49	0.45	0.47
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.45	0.46	0.53	0.46	0.51
Common share information
Closing share price ($) (TSX)	78.92	81.72	75.88
Shares outstanding (millions)
Average – Basic	1,198	1,199	1,206	1,199	1,207
Average – Diluted	1,203	1,215	1,223	1,215	1,228
End of period	1,199	1,198	1,202
Dividends paid per share ($)	0.82	0.79	0.76	1.61	1.50
Dividend yield (%)(7)	4.2	3.8	3.9	4.0	4.0
Market capitalization ($ millions) (TSX)	94,591	97,901	91,198
Book value per common share ($)	47.77	45.98	45.86
Market value to book value multiple	1.7	1.8	1.7
Price to earnings multiple (trailing 4 quarters)	11.4	11.9	12.0
Other information
Employees	89,809	89,755	88,679
Branches and offices	2,983	2,996	3,062
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Refer to page 4 for a discussion of non-GAAP measures.
(3)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.80, 0.83 and 0.86 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2018.
(4)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico, for periods prior to 2018.
(5)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, deposits with financial institutions.
(6)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(7)	Based on the average of the high and low common share prices for the period.

2    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2018. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2017 Annual Report. This MD&A is dated May 29, 2018.

The Bank adopted International Financial Reporting Standard (IFRS) 9, Financial Instruments effective November 1, 2017 and did not restate comparative periods. Accordingly, the results for the periods ending April 30, 2018 and January 31, 2018 are based on IFRS 9, while prior period results are based on International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement and therefore, the provision for credit losses and related ratios are not directly comparable.

Additional information relating to the Bank, including the Bank’s 2017 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2017 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis
4	Non-GAAP Measures
5	Group Financial Performance
8	Business Segment Review
17	Geographic Highlights

17	Quarterly Financial Highlights
18	Financial Position
19	Risk Management
29	Capital Management
30	Financial Instruments
30	Off-Balance Sheet Arrangements

30	Regulatory Developments
32	Accounting Policies and Controls
32	Economic Outlook
33	Share Data

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2017 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2018    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses business performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	For the three months ended			For the six months ended
($ millions)	April 30 2018	January 31 2018	April 30 2017	April 30 2018	April 30 2017
Net income attributable to common shareholders (diluted) (refer to Note 20)	$2,044	$2,262	$1,980	$4,325	$3,913
Adjusted for:
Amortization of acquisition-related intangible assets, excluding software (after tax)	13	13	14	26	32
Adjusted net income attributable to common shareholders (diluted)	$2,057	$2,275	$1,994	$4,351	$3,945
Weighted average number of diluted common shares outstanding (millions)	1,203	1,215	1,223	1,215	1,228
Adjusted diluted earnings per share(1) (in dollars)	$1.71	$1.87	$1.63	$3.58	$3.21
(1)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Constant dollar

International Banking business segment results are analyzed on a constant dollar basis, refer to page 13. Under constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for prior periods.

	For the three months ended						For the six months ended
($ millions)	January 31, 2018			April 30, 2017			April 30, 2017
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,707	$40	$1,747	$1,713	$(35)	$1,678	$3,324	$(72)	$3,252
Non-interest income	997	14	1,011	905	(10)	895	1,880	(27)	1,853
Total revenue	2,704	54	2,758	2,618	(45)	2,573	5,204	(99)	5,105
Provision for credit losses	344	11	355	349	(9)	340	659	(16)	643
Non-interest expenses	1,442	30	1,472	1,397	(25)	1,372	2,827	(50)	2,777
Income tax expense	193	4	197	213	(2)	211	422	(8)	414
Net income	$725	$9	$734	$659	$(9)	$650	$1,296	$(25)	$1,271
Net income attributable to non-controlling interest in subsidiaries	$58	$2	$60	$64	$–	$64	$125	$(2)	$123
Net income attributable to equity holders of the Bank	$667	$7	$674	$595	$(9)	$586	$1,171	$(23)	$1,148
Other measures
Average assets ($ billions)	$153	$3	$156	$149	$(3)	$146	$146	$(2)	$144
Average liabilities ($ billions)	$117	$2	$119	$115	$(3)	$112	$112	$(2)	$110

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 5.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin

This ratio represents net interest income divided by average core banking assets.

4    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

The Bank’s net income this quarter was $2,177 million compared to $2,061 million in the same period last year, and $2,337 million last quarter. Diluted earnings per share were $1.70 compared to $1.62 in the same period last year and $1.86 last quarter. Return on equity was 14.9% compared to 14.9% last year and 16.2% last quarter. Last quarter’s earnings included an accounting benefit of $150 million ($203 million pre-tax), or 12 cents of diluted earnings per share, driven by remeasurement of an employee benefit liability from certain plan modifications (“benefits remeasurement”).

Impact of foreign currency translation

The table below is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 4 and reflects the estimated impact of foreign currency translation on key income statement items.

	Average exchange rate			% Change
For the three months ended	April 30, 2018	January 31, 2018	April 30, 2017	April 30, 2018 vs. January 31, 2018	April 30, 2018 vs. April 30, 2017
U.S dollar/Canadian dollar	0.784	0.791	0.751	(0.8)%	4.4%
Mexican Peso/Canadian dollar	14.538	15.039	14.585	(3.3)%	(0.3)%
Peruvian Sol/Canadian dollar	2.543	2.558	2.447	(0.6)%	3.9%
Colombian Peso/Canadian dollar	2,216	2,336	2,179	(5.1)%	1.7%
Chilean Peso/Canadian dollar	471.236	493.969	491.183	(4.6)%	(4.1)%

	Average exchange rate		% Change
For the six months ended	April 30, 2018	April 30, 2017	April 30, 2018 vs. April 30, 2017
U.S dollar/Canadian dollar	0.788	0.751	4.9%
Mexican Peso/Canadian dollar	14.792	15.052	(1.7)%
Peruvian Sol/Canadian dollar	2.551	2.490	2.4%
Colombian Peso/Canadian dollar	2,277	2,223	2.4%
Chilean Peso/Canadian dollar	482.791	494.756	(2.4)%

	For the three months ended		For the six months ended
Impact on net income(1) ($ millions except EPS)	April 30, 2018 vs. April 30, 2017	April 30, 2018 vs. January 31, 2018	April 30, 2018 vs. April 30, 2017
Net interest income	$(46)	$45	$(94)
Non-interest income(2)	3	20	(27)
Non-interest expenses	30	(35)	65
Other items (net of tax)	5	(15)	14
Net income	$(8)	$15	$(42)
Earnings per share (diluted)	$(0.01)	$0.01	$(0.03)
Impact by business line ($ millions)
Canadian Banking	$(3)	$1	$(7)
International Banking(2)	(16)	16	(43)
Global Banking and Markets	(16)	5	(35)
Other(2)	27	(7)	43
Net income	$(8)	$15	$(42)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial performance commentary

Basis of presentation

The Bank adopted International Financial Reporting Standard (IFRS) 9, Financial Instruments effective November 1, 2017. The Bank recorded a charge to its opening November 1, 2017 total equity of $610 million, to reflect the impact of the new requirements on impairment and classification and measurement of financial instruments at the adoption date and did not restate comparative periods, as permitted by the standard. Accordingly, the results for the periods ending April 30, 2018 and January 31, 2018 are based on IFRS 9, while prior period results are based on International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement. Therefore, the provision for credit losses and related ratios are not directly comparable. For a detailed description of the changes, refer to Notes 3 and 4 of the condensed interim consolidated financial statements.

	For the three months ended			For the six months ended
($ millions)	April 30, 2018	January 31, 2018	April 30, 2017	April 30, 2018	April 30, 2017
	IFRS 9	IFRS 9	IAS 39	IFRS 9	IAS 39
	basis	basis	basis	basis	basis
Net interest income	$3,950	$3,936	$3,728	$7,886	$7,371
Non-interest income	3,108	3,152	2,853	6,260	6,078
Provision for credit losses – performing (Stages 1 and 2)	(61)	(20)	–	(81)	–
Provision for credit losses – impaired (Stage 3)	595	564	587	1,159	1,140
Provision for credit losses	534	544	587	1,078	1,140
Non-interest expenses	3,726	3,498	3,601	7,224	7,290
Income tax expense	621	709	332	1,330	949
Net income	$2,177	$2,337	$2,061	$4,514	$4,070

Scotiabank Second Quarter Report 2018    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income

Q2 2018 vs Q2 2017

Net income was $2,177 million, up 6% from $2,061 million. Higher net interest income and non-interest income, as well as lower provision for credit losses were partly offset by higher income taxes and non-interest expenses. Lower real estate gains were offset by the benefit of recognizing an additional month of income from the alignment of reporting periods of Chile and Canadian insurance business with the Bank (“Alignment of reporting period”).

Q2 2018 vs Q1 2018

Net income was $2,177 million compared to $2,337 million, due primarily to the impact of benefits remeasurement last quarter. Higher net interest income, lower provision for credit losses and lower income taxes were offset by lower non-interest income and higher non-interest expenses.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income was $4,514 million, up 11% from $4,070 million. Higher net interest income and non-interest income, as well as lower provision for credit losses were partly offset by higher income taxes, and higher non-interest expenses when adjusting for this year’s benefits remeasurement.

Net interest income

Q2 2018 vs Q2 2017

Net interest income was $3,950 million, an increase of $222 million or 6% from strong personal and commercial asset growth in International Banking and in Canadian Banking, as well as higher level of treasury assets. This was partly offset by the negative impact of foreign currency translation.

The core banking margin was down seven basis points to 2.47%, driven by lower margins in International Banking and higher volumes of lower margin treasury assets, partially offset by higher margins in Canadian Banking.

Q2 2018 vs Q1 2018

Net interest income was $3,950 million, in line with the prior quarter. Solid commercial loan growth in International Banking, asset growth in Canadian Banking and Global Banking and Markets, higher level of treasury assets and the positive impact of foreign currency translation, were partly offset by the impact of three fewer days in the quarter.

The core banking margin of 2.47% was up one basis point.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net interest income was $7,886 million, an increase of $515 million or 7% from strong personal and commercial asset growth in Canadian Banking and International Banking and higher treasury assets, partly offset by the negative impact of foreign currency translation.

The core banking margin was 2.46% down one basis point, driven by lower margins in International Banking and higher volumes of lower margin treasury assets, partly offset by higher margins in Canadian Banking.

Non-interest income

Q2 2018 vs Q2 2017

Non-interest income grew $255 million or 9% to $3,108 million. The growth was due mainly to higher trading revenues in the equities business, and income from investments in associated corporations, offset by lower wealth management revenues due to the sale of HollisWealth (“Sale of business”) in the fourth quarter last year. Lower gains on sale of real estate and investment securities were offset by the benefit from the Alignment of reporting period.

Q2 2018 vs Q1 2018

Non-interest income declined 1%. Lower wealth management, banking and trading revenues were partly offset by higher income from investments in associated corporations, higher net gain on sale of investment securities and the benefit from the Alignment of reporting period.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Non-interest income was up $182 million or 3% to $6,260 million driven mainly from higher trading revenues in the equities business, income from investments in associated corporations and insurance services. Partly offsetting were lower wealth management revenues, lower underwriting fees, and lower gains on sale of real estate and investment securities.

Provision for credit losses

Provision for credit losses for 2018 are calculated in accordance with IFRS 9, while the provision for credit losses for 2017 were calculated in accordance with IAS 39.

Q2 2018 vs Q2 2017

The provision for credit losses decreased $53 million or 9%, due primarily to lower provision on performing loans, related to previously recorded provision for the hurricanes in the Caribbean, in International Banking. More than half of this reduction was applied to one impaired loan in Puerto Rico, which has been further impacted by hurricane-related events. Provision on impaired loans was $595 million, up $8 million due primarily to higher provision in International Banking, partially offset by lower provision in Canadian retail. The provision for credit losses ratio improved to 42 basis points, a decrease of seven basis points.

6    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2018 vs Q1 2018

The provision for credit losses was $534 million, a decrease of $10 million or 2%, due to lower retail provision, partly offset by increase in commercial provision in International Banking. Provision on impaired loans was $595 million, up $31 million due primarily to one account that was further impacted by the hurricane-related events in Puerto Rico, partly offset by lower retail provision in Canadian Banking. The provision for credit losses ratio on impaired loans was 46 basis points, an increase of three basis points. Provision on performing loans decreased $41 million, due primarily to provision previously recorded for the hurricanes in the Caribbean that was applied to the one impaired account in Puerto Rico. The provision for credit losses ratio was 42 basis points, unchanged from prior quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

The provision for credit losses was $1,078 million, a decrease of $62 million or 5% due primarily to a reduction in previously recorded provision on performing loans for the hurricanes in the Caribbean, in International Banking. The provision for credit losses on impaired loans increased $19 million relating primarily to retail portfolios in International Banking, mainly in Latin America, partially offset by lower provision in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio was 42 basis points, a decrease of five basis points.

Non-interest expenses

Q2 2018 vs Q2 2017

Non-interest expenses were $3,726 million, up $125 million or 3%. Investments in technology and regulatory initiatives, higher employee benefit and share-based payment expenses were partly offset by the impact of last year’s Sale of business, lower performance-based compensation expenses, favourable impact of foreign currency translation and further savings from cost-reduction initiatives.

The productivity ratio was 52.8% compared to 54.7%.

Q2 2018 vs Q1 2018

Non-interest expenses were up $228 million or 7%. Adjusting for the impact of the benefits remeasurement in the last quarter, expenses were up 1%. The growth mainly reflected higher employee benefit expenses, investments in technology and regulatory initiatives as well as unfavourable impact of foreign currency translation. Partially offsetting were lower share-based payments as these expenses are seasonally higher in the first quarter.

The productivity ratio was 52.8% compared to 49.3%, or 52.2% adjusting for the impact of the benefits remeasurement in the last quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Non-interest expenses were down $66 million or 1%. Adjusting for the impact of the benefits remeasurement, expenses were up 2%. Investments in technology and regulatory initiatives, higher business and capital taxes and employee benefit expenses were partly offset by the impact of last year’s Sale of business.

The productivity ratio was 51.1%. Adjusting for the impact of the benefits remeasurement, the productivity ratio was 52.5% compared to 54.2%. Operating leverage, adjusted for the benefits remeasurement, was 3.3%.

Taxes

Q2 2018 vs Q2 2017

The effective tax rate increased to 22.2% from 13.9% as last year benefited from higher amounts of tax-exempt dividends related to client driven equity trading activities.

Q2 2018 vs Q1 2018

The effective tax rate decreased to 22.2% from 23.3% due primarily to lower taxes in foreign jurisdictions.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

The effective tax rate increased to 22.8% from 18.9% as last year benefited from higher amounts of tax-exempt dividends related to client driven equity trading activities.

Scotiabank Second Quarter Report 2018    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•	The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•	For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2018(1)	January 31 2018(1)	April 30 2017	April 30 2018(1)	April 30 2017
Net interest income	$1,906	$1,939	$1,763	$3,845	$3,572
Non-interest income(2)(3)	1,325	1,364	1,371	2,689	2,748
Total revenue	3,231	3,303	3,134	6,534	6,320
Provision for credit losses	205	210	236	415	471
Non-interest expenses	1,641	1,605	1,596	3,246	3,225
Income tax expense	368	386	331	754	672
Net income(3)	$1,017	$1,102	$971	$2,119	$1,952
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$1,017	$1,102	$971	$2,119	$1,952
Other financial data and measures
Return on equity	22.7%	24.2%	22.5%	23.5%	22.5%
Net interest margin(4)	2.43%	2.41%	2.38%	2.42%	2.39%
Provision for credit losses – performing (Stage 1 and 2)	$1	$(10)	N/A	$(9)	N/A
Provision for credit losses – impaired (Stage 3)	$204	$220	N/A	$424	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.25%	0.25%	0.31%	0.25%	0.31%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.25%	0.27%	0.31%	0.26%	0.31%
Net write-offs as a percentage of average net loans and acceptances (annualized)	0.26%	0.25%	0.34%	0.26%	0.33%
Assets under administration ($ billions)	$316	$319	$336	$316	$336
Assets under management ($ billions)	$157	$158	$155	$157	$155
Average assets ($ billions)	$339	$335	$318	$337	$317
Average liabilities ($ billions)	$249	$248	$242	$249	$242
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2018 – $44 (January 31, 2018 – $15; April 30, 2017 – $16) and for the six months ended April 30, 2018 – $59 (April 30, 2017 – $29).
(3)	Includes one additional month of earnings relating to the Canadian insurance business of $34 (after-tax $25) in the second quarter of 2018.
(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q2 2018 vs Q2 2017

Net income attributable to equity holders was $1,017 million, an increase of 5%. This was driven by strong asset growth, margin expansion, lower provision for credit losses and higher income from investments in associated corporations, partially offset by higher non-interest expenses. Lower real estate gains impacted earnings by 5%, which was partially offset by the 3% benefit from the additional month of earnings from the alignment of reporting period of Canadian insurance business with the Bank (“Alignment of reporting period”).

Q2 2018 vs Q1 2018

Net income attributable to equity holders decreased $85 million or 8%. The decrease in net income was due primarily to lower net interest income driven by three fewer days in the quarter, lower non-interest income and higher non-interest expenses. This was partly offset by the benefit of the Alignment of reporting period and higher income from investments in associated corporations.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders was $2,119 million, an increase of $167 million or 9%. The increase was due primarily to higher net interest income driven by strong asset growth, along with margin expansion, lower provision for credit losses and higher income from investments in associated corporations. This was partially offset by higher non-interest expenses. Significantly lower real estate gains were only partially offset by the benefit of the Alignment of reporting period.

8    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets

Q2 2018 vs Q2 2017

Average assets grew $21 billion or 6% to $339 billion, primarily driven by growth in residential mortgages, which grew $12 billion or 6%. Business loans and acceptances grew $6 billion or 14%, while personal loans grew $3 billion or 4%.

Q2 2018 vs Q1 2018

Average assets rose $4 billion or 1%. The growth included $2 billion or 4% in business loans and acceptances and $1 billion or 1% in residential mortgages.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Average assets grew $20 billion or 6% to $337 billion. The growth included $11 billion or 6% in residential mortgages, $6 billion or 14% in business loans and acceptances, and $3 billion or 5% in personal loans.

Average liabilities

Q2 2018 vs Q2 2017

Average liabilities increased $7 billion or 3%, including strong growth of $3 billion in retail banking chequing and savings deposits, up 8% and 2% respectively. As well, there was growth of $4 billion or 5% in non-personal deposits.

Q2 2018 vs Q1 2018

Average liabilities increased $1 billion or 1%, primarily driven by growth of $2 billion or 3% in GICs. This was partially offset by a decline of $1 billion or 1% in non-personal deposits.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Average liabilities increased $7 billion or 3%, including strong growth of $4 billion or 4% in retail banking savings and chequing deposits. As well, there was growth of $4 billion or 5% in non-personal deposits.

Assets under management (AUM) and assets under administration (AUA)

Q2 2018 vs Q2 2017

AUA of $316 billion decreased $20 billion or 6%, primarily driven by the impact of the Sale of business, partly offset by market appreciation. The Sale of business reduced AUA growth by 10%. AUM of $157 billion increased $2 billion or 2% driven by market appreciation. The Sale of business reduced AUM growth by 3%.

Q2 2018 vs Q1 2018

AUA decreased $3 billion or 1% and AUM decreased $1 billion, due primarily to market depreciation.

Net interest income

Q2 2018 vs Q2 2017

Net interest income of $1,906 million was up $143 million or 8%. This was driven by strong growth in assets, and an increase in net interest margin. The margin improved five basis points to 2.43% due primarily to the impact of recent interest rate increases by the Bank of Canada.

Q2 2018 vs Q1 2018

Net interest income decreased $33 million or 2% due primarily to three fewer days in the quarter, partially offset by asset growth and an increase in the net interest margin.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net interest income of $3,845 million was up $273 million or 8%. This was driven by strong growth in assets, and an increase in net interest margin. The net interest margin improved three basis points to 2.42% due primarily to the impact of recent interest rate increases by the Bank of Canada.

Non-interest income

Q2 2018 vs Q2 2017

Non-interest income of $1,325 million decreased $46 million or 3% due to the impact of the Sale of business and lower gains on sale of real estate. These were partly offset by increases in deposit and payment fees, credit card fees, higher income from investments in associated corporations and the benefit from Alignment of reporting period.

Q2 2018 vs Q1 2018

Non-interest income decreased $39 million or 3% due to decreases in credit card fees, lower brokerage fees and mutual fund revenues and other investment gains realized in the prior quarter. These were partly offset by higher income from investments in associated corporations and the benefit from Alignment of reporting period.

Scotiabank Second Quarter Report 2018    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Non-interest income of $2,689 million decreased $59 million or 2% due to the impact of the Sale of business and lower gains on sale of real estate. These were offset by increases in deposit and payment fees, credit card fees, higher income from investments in associated corporations and the benefit from Alignment of reporting period.

Provision for credit losses

Provision for credit losses for 2018 are calculated in accordance with IFRS 9, while the provision for credit losses for 2017 were calculated in accordance with IAS 39.

Q2 2018 vs Q2 2017

The provision for credit losses was $205 million, a decrease of $31 million or 13%, due to lower retail and commercial provision. The provision for credit losses ratio improved to 25 basis points, a decrease of six basis points.

Q2 2018 vs Q1 2018

The provision for credit losses was $205 million, a decrease of $5 million, or 2%, due to lower retail provision partly offset by increase in provision on commercial loans. Provision on impaired loans was $204 million, down 7% mainly due to lower retail provision. The provision for credit losses ratio on impaired loans was 25 basis points, a decrease of two basis points. Provision on performing loans was higher by $11 million in both commercial and retail portfolios due to improved credit quality in the prior quarter. The provision for credit losses ratio was 25 basis points, unchanged from prior quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Provision for credit losses was down $56 million or 12% due to lower provision in both retail and commercial portfolios. The provision for credit losses ratio improved to 25 basis points, a decrease of six basis points.

Non-interest expenses

Q2 2018 vs Q2 2017

Non-interest expenses were $1,641 million, an increase of $45 million or 3% reflecting higher investments in digital, technology and regulatory initiatives. These increases were partly offset by benefits realized from cost-reduction initiatives and lower expenses as a result of the Sale of business.

Q2 2018 vs Q1 2018

Non-interest expenses increased $36 million or 2% primarily reflecting higher marketing costs and investments in technology, offset partly by three fewer days in the quarter and lower volume-driven expenses.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Non-interest expenses were $3,246 million, an increase of $21 million or 1%. Higher investments in digital, technology and regulatory initiatives were partly offset by benefits realized from cost-reduction initiatives, and lower expenses as a result of the Sale of business.

Taxes

Q2 2018 vs Q2 2017

The effective tax rate of 26.6% was higher than the previous year of 25.4% due largely to lower gains on sale of real estate.

Q2 2018 vs Q1 2018

The effective tax rate of 26.6% increased from 26.0% due to lower taxes on other investment gains in the prior quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

The effective tax rate of 26.3% was higher than the previous year of 25.6% due largely to lower gains on sale of real estate.

10    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2018(1)	January 31 2018(1)	April 30 2017	April 30 2018(1)	April 30 2017
Net interest income	$1,758	$1,707	$1,713	$3,465	$3,324
Non-interest income(2)(3)	984	997	905	1,981	1,880
Total revenue	2,742	2,704	2,618	5,446	5,204
Provision for credit losses	340	344	349	684	659
Non-interest expenses	1,438	1,442	1,397	2,880	2,827
Income tax expense	219	193	213	412	422
Net income(3)	$745	$725	$659	$1,470	$1,296
Net income attributable to non-controlling interest in subsidiaries	$70	$58	$64	$128	$125
Net income attributable to equity holders of the Bank	$675	$667	$595	$1,342	$1,171
Other financial data and measures
Return on equity	16.3%	16.4%	14.8%	16.4%	14.5%
Net interest margin(4)	4.74%	4.66%	5.00%	4.70%	4.87%
Provision for credit losses—performing (Stage 1 and 2)	$(48)	$(2)	N/A	$(50)	N/A
Provision for credit losses—impaired (Stage 3)	$388	$346	N/A	$734	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	1.22%	1.26%	1.33%	1.24%	1.27%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	1.38%	1.25%	1.33%	1.31%	1.27%
Net write-offs as a percentage of average net loans and acceptances (annualized)	1.26%	1.38%	1.33%	1.32%	1.33%
Average assets ($ billions)	$160	$153	$149	$157	$146
Average liabilities ($ billions)	$124	$117	$115	$120	$112
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2018 – $156 (January 31, 2018 – $133, April 30, 2017 – $117) and for the six months ended April 30, 2018 – $289 (April 30, 2017 – $236).
(3)	Includes one additional month of earnings relating to Chile of $36 (after-tax $26) in the second quarter of 2018.
(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q2 2018 vs Q2 2017

Net income attributable to equity holders of $675 million, was up $80 million or 14%. The increase was driven by strong loan and deposit growth in Latin America, increased contributions from associated corporations, and a lower effective tax rate, partly offset by higher non-interest expenses and lower net interest margin. The benefit of one additional month of earnings, from the alignment of the reporting period of Chile with the Bank (“Alignment of reporting period”) contributed 4% to the net income growth.

Q2 2018 vs Q1 2018

Net income attributable to equity holders was in line with last quarter. The impact of strong loan growth in Latin America, higher net interest margin, increased contributions from associated corporations and the Alignment of reporting period was mostly offset by lower non-interest income and a higher effective tax rate.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders of $1,342 million, an increase of $171 million or 15% driven by strong loan growth in Latin America, higher fee income, increased contributions from associated corporations, and a lower effective tax rate, partly offset by higher provision for credit losses and non-interest expenses.

Scotiabank Second Quarter Report 2018    11

MANAGEMENT’S DISCUSSION & ANALYSIS

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2018(1)	January 31 2018(1)	April 30 2017	April 30 2018(1)	April 30 2017
Constant dollars
Net interest income	$1,758	$1,747	$1,678	$3,465	$3,252
Non-interest income(2)(3)	984	1,011	895	1,981	1,853
Total revenue	2,742	2,758	2,573	5,446	5,105
Provision for credit losses	340	355	340	684	643
Non-interest expenses	1,438	1,472	1,372	2,880	2,777
Income tax expense	219	197	211	412	414
Net income on constant dollar basis(3)	$745	$734	$650	$1,470	$1,271
Net income attributable to non-controlling interest in subsidiaries on a constant dollar basis	$70	$60	$64	$128	$123
Net income attributable to equity holders of the Bank on a constant dollar basis	$675	$674	$586	$1,342	$1,148
Other financial data and measures
Average assets ($ billions)	$160	$157	$146	$157	$143
Average liabilities ($ billions)	$124	$119	$112	$120	$110
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2018 – $156 (January 31, 2018 – $141, April 30, 2017 – $128) and for the six months ended April 30, 2018 – $289 (April 30, 2017 – $252).
(3)	Includes one additional month of earnings relating to Chile of $36 (after-tax $26) in the second quarter of 2018.

Net income

Q2 2018 vs Q2 2017

Net income attributable to equity holders of $675 million was up $89 million or 15%. The increase was driven by strong loan and deposit growth in Latin America, increased contributions from associated corporations, and a lower effective tax rate, partly offset by higher non-interest expenses and lower net interest margin. The benefit from the Alignment of reporting period contributed 4% to the net income growth.

Q2 2018 vs Q1 2018

Net income attributable to equity holders was in line with last quarter. Strong loan growth in Latin America, higher net interest margin, increased contributions from associated corporations and the benefit of the Alignment of reporting period were offset by lower non-interest income and a higher effective tax rate.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders was up $194 million or 17%. This was driven by strong loan growth in Latin America, higher fee income, increased contributions from associated corporations, and a lower effective tax rate, partly offset by higher provision for credit losses and non-interest expenses.

Average assets

Q2 2018 vs Q2 2017

Average assets of $160 billion increased $14 billion or 10% driven by strong retail and commercial loan growth, primarily in Latin America. Commercial loan growth was 12% and retail loan growth was 10%.

Q2 2018 vs Q1 2018

Average assets increased 2%. Commercial and retail loan growth was 3% and 2% respectively, driven by Latin America.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Average assets of $157 billion increased $14 billion or 10% driven by strong retail and commercial loan growth, primarily in Latin America. Commercial loan growth was 12% and retail loan growth was 10%.

Average liabilities

Q2 2018 vs Q2 2017

Average liabilities of $124 billion increased $12 billion or 10% due to strong deposit growth in Latin America, largely commercial term deposits, and both retail and commercial demand and savings deposits.

Q2 2018 vs Q1 2018

Average liabilities increased $5 billion or 4% with strong retail and commercial deposit growth in Latin America.

12    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Average liabilities of $120 billion increased $10 billion or 10% due largely to strong deposit growth in Latin America.

Net interest income

Q2 2018 vs Q2 2017

Net interest income was $1,758 million, up 5% driven by strong retail and commercial loan growth, partly offset by a lower net interest margin. The net interest margin decreased 26 basis points to 4.74% partly driven by the higher net inflation impacts in Chile last year.

Q2 2018 vs Q1 2018

Net interest income increased $11 million or 1% with good retail and strong commercial loan growth and the benefit of a higher net interest margin. The net interest margin increased eight basis points to 4.74%.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net interest income was $3,465 million, up 7% driven by strong retail and commercial loan growth, partly offset by a lower net interest margin. The net interest margin decreased 17 basis points to 4.70%.

Non-interest income

Q2 2018 vs Q2 2017

Non-interest income increased $89 million or 10% to $984 million of which 4% relates to the benefit of Alignment of reporting period. The remaining increase was due primarily to higher banking and wealth management fees and increased contributions from associated corporations.

Q2 2018 vs Q1 2018

Non-interest income decreased $27 million or 3%, or 6% after the impact of Alignment of reporting period. Lower banking, trading and insurance revenues were partly offset by increased contributions from associated corporations.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Non-interest income increased $128 million or 7% to $1,981 million, of which 2% relates to the benefit of Alignment of reporting period. The remaining increase was due to higher banking and wealth management fees, and increased contributions from associated corporations.

Provision for credit losses

Provision for credit losses for 2018 are calculated in accordance with IFRS 9, while the provision for credit losses for 2017 were calculated in accordance with IAS 39.

Q2 2018 vs Q2 2017

The provision for credit losses was in line with prior year. Provision on impaired loans was $388 million, up $48 million mainly related to one account that was further impacted by the hurricane-related events in Puerto Rico. Provision on performing loans reduced $48 million, due mainly to provision related to hurricanes in the Caribbean previously recorded for performing loans that is now reflected in provision on impaired loans. Increase due to retail portfolio growth was more than offset by improved credit quality. The provision for credit losses ratio was 122 basis points, a decrease of 11 basis points.

Q2 2018 vs Q1 2018

The provision for credit losses was $340 million, a decrease of $15 million, or 4%, due to lower retail provisions partly offset by increase in provision on commercial loans. Provision on impaired loans was $388 million, up $30 million mainly related to one account that was further impacted by the hurricane-related events in Puerto Rico. The provision for credit losses ratio on impaired loans increased 13 basis points to 138 basis points. Provision on performing loans decreased $45 million, due mainly to provision related to hurricanes in the Caribbean previously recorded for performing loans that is now reflected as provision on impaired loans. Increase due to retail portfolio growth was more than offset by improved credit quality. The provision for credit losses ratio was 122 basis points, a decrease of four basis points.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

The provision for credit losses was $684 million, up $41 million driven by higher retail provision offset by lower commercial provision. The provision for credit losses on impaired loans was $734 million, up $91 million relating primarily to growth in retail portfolios in the Latin America region and commercial loans in the Caribbean. Provision on performing loans reduced $51 million due mainly to provision related to hurricanes in the Caribbean previously recorded for performing loans that is now reflected as provision on impaired loans. The provision for credit losses ratio was 124 basis points, a decrease of three basis points.

Non-interest expenses

Q2 2018 vs Q2 2017

Non-interest expenses increased $66 million or 5% to $1,438 million, driven by business volume growth, inflation, and higher technology costs, partly offset by benefits realized from cost-reduction initiatives.

Scotiabank Second Quarter Report 2018    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2018 vs Q1 2018

Non-interest expenses decreased $34 million or 2% due to lower professional fees, share-based compensation, and seasonally higher business taxes in the previous quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Non-interest expenses increased $103 million or 4% to $2,880 million driven by business volume growth, inflation and higher technology costs, partly offset by benefits realized from cost-reduction initiatives.

Taxes

Q2 2018 vs Q2 2017

The effective tax rate decreased to 22.7% compared to 24.5% due mainly to higher tax benefits in Mexico.

Q2 2018 vs Q1 2018

The effective tax rate increased to 22.7% from 21.1% due mainly to lower tax benefits in Mexico.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

The effective tax rate decreased to 21.9% compared to 24.6% in the same period last year due mainly to higher tax benefits in Mexico.

Global Banking and Markets	For the three months ended				For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2018(1)	January 31 2018(1)	April 30 2017		April 30 2018(1)	April 30 2017
Net interest income	$362	$390		$322	$752		$645
Non-interest income	793	800		881	1,593		1,773
Total revenue	1,155	1,190		1,203	2,345		2,418
Provision for credit losses	(11)	(9)		2	(20)		10
Non-interest expenses	565	572		501	1,137		1,061
Income tax expense	154	173		183	327		361
Net income	$447	$454		$517	$901		$986
Net income attributable to non-controlling interest in subsidiaries	$–	$–		$–	$–		$–
Net income attributable to equity holders of the Bank	$447	$454		$517	$901		$986
Other financial data and measures
Return on equity	16.9%	16.2%		18.5%	16.5%		17.1%
Net interest margin(2)	1.80%	2.03%		1.75%	1.90%		1.69%
Provision for credit losses – performing (Stage 1 and 2)	$(14)	$(7)	$	N/A	$(22)	$	N/A
Provision for credit losses – impaired (Stage 3)	$3	$(2)	$	N/A	$2	$	N/A
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	(0.05)%	(0.04)%		0.01%	(0.05)%		0.03%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.02%	(0.01)%		0.01%	(0.05)%		0.03%
Net write-offs as a percentage of average net loans and acceptances	0.08%	0.05%		0.19%	0.07%		0.11%
Average assets ($ billions)	$321	$334		$340	$327		$343
Average liabilities ($ billions)	$269	$274		$263	$272		$265
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

Net income

Q2 2018 vs Q2 2017

Net income attributable to equity holders was $447 million, a decrease of $70 million or 14%. Lower non-interest income, due primarily to high levels of client trading activity in equities last year, and the negative impact of foreign currency translation, were partly offset by an increase in net interest income and lower provision for credit losses.

Q2 2018 vs Q1 2018

Net income attributable to equity holders decreased by $7 million or 2%, driven by lower net interest income and non-interest income, partly offset by reduced non-interest expenses.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders was $901 million, a decrease of $85 million or 9%, driven by lower non-interest income, increased non-interest expenses and the high levels of client trading activity in equities last year. These were partly offset by increases in net interest income and lower provision for credit losses.

14    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets

Q2 2018 vs Q2 2017

Average assets were $321 billion, a decrease of $19 billion or 6%. This was mainly due to reductions in securities purchased under resale agreements, trading securities and deposits with banks, as well as the impact of foreign currency translation.

Q2 2018 vs Q1 2018

Average assets decreased by $13 billion or 4%, due to decreases in trading securities, securities purchased under resale agreements and deposits with banks.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Average assets were $327 billion, a decrease of $16 billion or 5% due to the impact of foreign currency translation, as well as lower securities purchased under resale agreements, deposits with banks and trading securities.

Average liabilities

Q2 2018 vs Q2 2017

Average liabilities of $269 billion increased by $6 billion or 2%, mainly due to higher deposit volumes, partly offset by lower derivative-related liabilities and the impact of foreign currency translation.

Q2 2018 vs Q1 2018

Average liabilities decreased by $5 billion or 2%. This was due to lower deposits from banks, securities sold under repurchase agreements and bullion deposits.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Average liabilities of $272 billion increased by $7 billion or 2%, driven by higher deposit volumes. This was partly offset by lower derivative-related liabilities and the impact of foreign currency translation.

Net interest income

Q2 2018 vs Q2 2017

Net interest income of $362 million was up $40 million or 12%. This was due mainly to higher deposit volumes and increased lending margins in Canada and Europe. The net interest margin was up five basis points to 1.80%.

Q2 2018 vs Q1 2018

Net interest income was down $28 million or 7%. This was due mainly to lower loan fees and decreased lending margins in all regions. The net interest margin decreased by 23 basis points from the prior quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net interest income was up $107 million or 17%. This was due mainly to higher deposit volumes and increased lending margins primarily in Canada and the U.S. and higher loan fees. The net interest margin was up 21 basis points to 1.90%.

Non-interest income

Q2 2018 vs Q2 2017

Non-interest income was $793 million, a decrease of $88 million or 10%. Lower revenue in the global fixed income and equities businesses, lower underwriting fees, and the negative impact of foreign currency translation were partly offset by higher investment banking advisory fees.

Q2 2018 vs Q1 2018

Non-interest income was down $7 million or 1%. This was due mainly to lower underwriting and advisory fees, and lower global fixed income revenue which were partly offset by higher trading revenues in the equities business.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Non-interest income was down $180 million or 10% driven primarily by lower revenue in the global fixed income business.

Provision for credit losses

Provision for credit losses for 2018 are calculated in accordance with IFRS 9, while the provision for credit losses for 2017 were calculated in accordance with IAS 39.

Q2 2018 vs Q2 2017

The provision for credit losses decreased $13 million due mainly to lower provision on performing loans primarily due to improvement in credit quality and improving economic conditions this quarter. The provision for credit losses ratio improved six basis points to negative five basis points.

Scotiabank Second Quarter Report 2018    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2018 vs Q1 2018

Provision for credit losses was a net reversal of $11 million this quarter compared to a net reversal of $9 million last quarter. Provision on impaired loans increased $5 million due to provisions in the US and Asia partly offset by provision reversals in Europe. The provision for credit losses ratio on impaired loans was two basis points, an increase of three basis points. Provision on performing loans was lower by $7 million primarily due to improvement in credit quality. The provision for credit losses ratio improved one basis point to negative five basis points.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

The provision for credit losses decreased $30 million due mainly to lower provision on performing loans driven primarily by improvement in credit quality. The provision for credit losses ratio improved six basis points to negative five basis points.

Non-interest expenses

Q2 2018 vs Q2 2017

Non-interest expenses of $565 million increased $64 million or 13%. This was due to higher regulatory and technology investments, partly offset by lower performance-related compensation and the positive impact of foreign currency translation.

Q2 2018 vs Q1 2018

Non-interest expenses decreased $7 million or 1%, driven by lower performance-related and share-based compensation, partly offset by higher regulatory and technology investments.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Non-interest expenses increased $76 million or 7%, driven by higher regulatory and technology investments, partly offset by lower performance-related compensation and the positive impact of foreign currency translation.

Taxes

Q2 2018 vs Q2 2017

The effective tax rate for the quarter was 25.7%, compared to 26.1% due mainly to lower taxes in certain foreign jurisdictions.

Q2 2018 vs Q1 2018

The effective tax rate for the quarter was 25.7% compared to 27.6% due to lower taxes in certain foreign jurisdictions. The previous quarter included write-down of certain deferred tax assets as a result of U.S. tax reform.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

The effective tax rate of 26.6% was in line with prior year.

Other(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	April 30 2018(2)	January 31 2018(2)	April 30 2017	April 30 2018(2)	April 30 2017
Business segment income
Net interest income(3)	$(76)	$(100)	$(70)	$(176)	$(170)
Non-interest income(3)(4)	6	(9)	(304)	(3)	(323)
Total revenue	(70)	(109)	(374)	(179)	(493)
Provision for credit losses	–	(1)	–	(1)	–
Non-interest expenses	82	(121)	107	(39)	177
Income tax expense(3)	(120)	(43)	(395)	(163)	(506)
Net income (loss)	$(32)	$56	$(86)	$24	$(164)
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income (loss) attributable to equity holders	$(32)	$56	$(86)	$24	$(164)
Other measures
Average assets ($ billions)	$121	$112	$100	$117	$104
Average liabilities ($ billions)	$237	$234	$228	$235	$232
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended April 30, 2018 – $27 (January 31, 2018 – $26; April 30, 2017 – $339) and for six months ended April 30, 2018 – $53 (April 30, 2017 – $386) to arrive at the amounts reported in the Consolidated Statement of Income.
(4)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended April 30, 2018 – $(46) (January 31, 2018 – $(38); April 30, 2017 – $(34)) and for the six months ended April 30, 2018 – $(84) (April 30, 2017 – $(68)).

16    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $27 million in the second quarter, compared to $339 million in the same period last year and $26 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q2 2018 vs Q2 2017

Net loss attributable to equity holders was $32 million, compared to $86 million. This was due mainly to the positive impact of foreign currency translation (including hedges) and lower non-interest expenses, partly offset by lower gains on sale of investment securities.

Q2 2018 vs Q1 2018

Net loss attributable to equity holders was $32 million, compared to net income of $56 million. The prior quarter had lower non-interest expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax). This was partly offset by higher gains on sale of investment securities in the current quarter.

Year-to-date Q2 2018 vs Year-to-date Q2 2017

Net income attributable to equity holders was $24 million, compared to a loss of $164 million. This was due to lower non-interest expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax), and the positive impact of foreign currency translation (including hedges). This was partly offset by lower gains on sale of investment securities. Higher non-interest income and lower income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts in the prior year.

Geographic Highlights

	For the three months ended			For the six months ended
(Unaudited)	April 30 2018(1)	January 31 2018(1)	April 30 2017	April 30 2018(1)	April 30 2017
Geographic segment income ($ millions)
Canada	$1,169	$1,349	$1,267	$2,518	$2,411
United States	151	157	111	308	210
Mexico	160	165	112	325	207
Peru	156	164	152	320	302
Chile	99	100	79	199	160
Colombia	25	19	22	44	50
Other international	374	360	354	734	750
Corporate adjustments	(27)	(35)	(100)	(62)	(145)
Net income attributable to equity holders of the Bank	$2,107	$2,279	$1,997	$4,386	$3,945
Average assets ($ billions)
Canada	$543	$544	$538	$544	$540
United States	126	118	105	121	108
Mexico	33	31	28	32	26
Peru	24	24	24	24	24
Chile	28	26	23	27	22
Colombia	12	11	11	12	11
Other international	159	165	163	162	165
Corporate adjustments	16	15	15	16	14
Total	$941	$934	$907	$938	$910
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

Quarterly Financial Highlights

			For the three months ended
(Unaudited) ($ millions)	April 30 2018(1)	January 31 2018(1)	October 31 2017	July 31 2017	April 30 2017	January 31 2017	October 31 2016	July 31 2016
Net interest income	$3,950	$3,936	$3,831	$ 3,833	$3,728	$3,643	$3,653	$ 3,602
Non-interest income	3,108	3,152	2,981	3,061	2,853	3,225	3,098	3,038
Total revenue	$7,058	$7,088	$6,812	$6,894	$6,581	$6,868	$6,751	$6,640
Provision for credit losses	534	544	536	573	587	553	550	571
Non-interest expenses	3,726	3,498	3,668	3,672	3,601	3,689	3,650	3,505
Income tax expense	621	709	538	546	332	617	540	605
Net income	$2,177	$2,337	$2,070	$2,103	$2,061	$2,009	$2,011	$1,959
Basic earnings per share ($)	1.70	1.88	1.66	1.68	1.63	1.58	1.58	1.55
Diluted earnings per share ($)	1.70	1.86	1.64	1.66	1.62	1.57	1.57	1.54
Core banking margin (%)(2)	2.47	2.46	2.44	2.46	2.54	2.40	2.40	2.38
Effective tax rate (%)	22.2	23.3	20.6	20.6	13.9	23.5	21.2	23.6
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).
(2)	Refer to page 4 for a discussion of non-GAAP measures.

Scotiabank Second Quarter Report 2018    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Trending analysis

Net income

The Bank recorded strong net income over the past eight quarters.

The prior quarter’s earnings included an accounting benefit of $150 million ($203 million pre-tax) driven by remeasurement of an employee benefit liability from certain plan modifications.

Net interest income

Net interest income increased over the period, driven by steady growth in retail and commercial loans in both Canadian and International Banking. Net interest margin has remained relatively stable over the period. The margin was 2.47% this quarter, up one basis point from the prior quarter. The second quarter of 2017 was higher than other periods due primarily to business mix changes and Central Bank rate changes in International Banking, as well as higher contributions from asset/liability management activities.

Non-interest income

Non-interest income was comparable through the period due primarily to consistent levels of banking and wealth management revenues. This quarter included an additional month of income from Chile and the Canadian insurance business from the Alignment of reporting period with the Bank. Net gain on investment securities increased this quarter compared to last quarter, but remains lower than other periods. Gains on sale of real estate continued at a lower level this quarter compared to 2017 and 2016. The Sale of business in the fourth quarter of 2017 resulted in a gain that quarter and also contributed to lower wealth management fees.

Provision for credit losses

The amounts for the periods ended April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9. Prior period amounts have not been restated and therefore, the provision for credit losses and related ratios are not directly comparable.

The provision for credit losses was $534 million in this quarter, of which $595 million related to provision on impaired loans. The provision for credit losses ratio was unchanged at 42 basis points. Provision for credit losses has remained stable over the period. Asset quality has remained strong despite increased lending activity

Non-interest expenses

Non-interest expenses have generally trended upwards over the period, mostly to support business growth and the Bank’s investments in strategic initiatives and in technology, partly offset by structural cost reduction initiatives. There have also been increases in performance-based compensation. The prior quarter included a benefits remeasurement of $203 million, reducing that quarter’s expenses.

Income taxes

The effective tax rate was 22.2% this quarter and averaged 21.1% over the period, with a range of 13.9% to 23.6%. In the second quarter of 2017, the tax rate was 13.9% reflecting a higher amount of tax-exempt dividends related to client driven equity trading activities. Effective tax rates in other quarters were impacted by different levels of income earned in foreign tax jurisdictions, as well as the variability of tax-exempt dividend income.

Financial Position

The Bank’s total assets as at April 30, 2018 were $926 billion, up $11 billion or 1% from October 31, 2017. Adjusting for the impact of foreign currency translation, total assets were up $8 billion. This growth was primarily in loans, while increases in investment securities, trading securities and acceptances were offset by lower securities purchased under resale agreements and securities borrowed.

Cash and deposits with financial institutions increased $2 billion and trading assets increased by $1 billion, while securities purchased under resale agreements and securities borrowed decreased $11 billion.

Investment securities increased $5 billion from October 31, 2017 due primarily to higher holdings of U.S. government debt. As at April 30, 2018, the net unrealized loss on debt securities measured at fair value through other comprehensive income of $269 million decreased to a net unrealized loss of $115 million after the impact of qualifying hedges.

Loans increased $14 billion from October 31, 2017. Residential mortgages increased $6 billion primarily in Canada and Latin America and personal loans and credit cards were up $3 billion mainly in Latin America. Business and government loans increased $6 billion due primarily to growth in Latin America.

Total liabilities were $863 billion as at April 30, 2018, up $10 billion or 1% from October 31, 2017. Adjusting for the impact of foreign currency translation, total liabilities were up $6 billion.

Total deposits increased $15 billion. Personal deposits grew by $4 billion, primarily in Canada and Latin America, and business and government deposits grew by $9 billion, mainly in Canada and Latin America. Deposits from financial institutions increased $3 billion.

Obligations related to securities sold short decreased by $2 billion and obligations related to securities sold under repurchase agreements and securities lent decreased by $5 billion.

Total shareholders’ equity increased $1,510 million from October 31, 2017. This increase was driven mainly by current year earnings of $4,514 million. Partly offsetting were dividends paid of $2,026 million, the cumulative effect of adopting IFRS 9 of $610 million, the redemption of preferred shares of $345 million, and the repurchase and cancellation of approximately 2 million common shares for $178 million.

18    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Risk Management

The Bank’s risk management policies, practices and emerging risks have not substantially changed from those outlined in the Bank’s 2017 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2017 Annual Report.

Credit risk

Allowance for credit losses

The total allowance for credit losses as at April 30, 2018 was $5,017 million. The allowance for credit losses on loans was $4,929 million, up $112 million from the prior quarter, due primarily to the impact of foreign currency translation. The allowance on impaired loans increased to $1,746 million from $1,690 million as at January 31, 2018, due primarily to the impact of foreign currency translation in International Banking. The allowance against performing loans was marginally higher at $3,183 million compared to $3,127 million as at January 31, 2018 due to the impact of foreign currency translation.

Impaired loans

Total gross impaired loans as at April 30, 2018 were $5,127 million up from $4,978 million as at January 31, 2018, due largely to the impact of foreign currency translation. Net impaired loans in Canadian Banking were $588 million as at April 30, 2018, a decrease of $26 million from January 31, 2018, across all portfolios. International Banking’s net impaired loans were $2,467 million as at April 30, 2018, increased from $2,308 million as at January 31, 2018, due largely to the impact of foreign currency translation. In Global Banking and Markets, net impaired loans were $326 million as at April 30, 2018, decreased from $366 million as at January 31, 2018.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2018, these loans amounted to $349 billion or 65% of the Bank’s total loans and acceptances outstanding (January 31, 2018 – $344 billion or 66%; October 31, 2017 – $340 billion or 65%). Of these, $263 billion or 75% are real estate secured loans (January 31, 2018 – $260 billion or 76%; October 31, 2017 – $257 billion or 76%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at April 30, 2018
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$6,496	3.1%	$5,096	2.4%	$11,592	5.5%	$1	–%	$1,204	5.9%	$1,205	5.9%
Quebec	7,998	3.8	7,906	3.8	15,904	7.6	–	–	1,006	4.9	1,006	4.9
Ontario	44,625	21.3	59,736	28.4	104,361	49.7	–	–	10,734	52.3	10,734	52.3
Manitoba & Saskatchewan	5,698	2.7	3,763	1.8	9,461	4.5	1	–	800	3.9	801	3.9
Alberta	18,661	8.9	12,300	5.9	30,961	14.8	1	–	3,041	14.8	3,042	14.8
British Columbia & Territories	14,506	6.9	23,069	11.0	37,575	17.9	–	–	3,738	18.2	3,738	18.2
Canada(3)	$97,984	46.7%	$111,870	53.3%	$209,854	100%	$3	–%	$20,523	100%	$20,526	100%
International	–	–	32,906	100	32,906	100	–	–	–	–	–	–
Total	$97,984	40.4%	$144,776	59.6%	$242,760	100%	$3	–%	$20,523	100%	$20,526	100%
	As at January 31, 2018
Canada(3)	$99,959	48.0%	$108,358	52.0%	$208,317	100%	$3	–%	$20,168	100%	$20,171	100%
International	–	–	31,102	100	31,102	100	–	–	–	–	–	–
Total	$99,959	41.8%	$139,460	58.2%	$239,419	100%	$3	–%	$20,168	100%	$20,171	100%
	As at October 31, 2017
Canada(3)	$100,921	49.0%	$104,872	51.0%	$205,793	100%	$4	–%	$20,148	100%	$20,152	100%
International	–	–	31,123	100	31,123	100	–	–	–	–	–	–
Total	$100,921	42.6%	$135,995	57.4%	$236,916	100%	$4	–%	$20,148	100%	$20,152	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $2,691 (January 31, 2018 – $2,658; October 31, 2017 – $2,594) of which $1,846 are insured (January 31, 2018 – $1,768; October 31, 2017 – $1,689).

Scotiabank Second Quarter Report 2018    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at April 30, 2018
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.3%	37.2%	27.4%	1.0%	0.1%	100%
International	70.0%	16.7%	11.6%	1.6%	0.1%	100%
	As at January 31, 2018
Canada	34.1%	37.3%	27.4%	1.1%	0.1%	100%
International	67.9%	17.4%	11.5%	3.1%	0.1%	100%
	As at October 31, 2017
Canada	33.8%	37.9%	26.9%	1.3%	0.1%	100%
International	69.3%	17.2%	11.1%	2.3%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 53% uninsured (January 31, 2018 – 52%; October 31, 2017 – 51%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 54% (January 31, 2018 – 53%; October 31, 2017 – 51%).

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended April 30, 2018
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada(1)
Atlantic provinces	68.9%	56.4%
Quebec	65.1	66.7
Ontario	63.3	60.9
Manitoba & Saskatchewan	68.1	60.3
Alberta	66.8	70.7
British Columbia & Territories	60.8	59.6
Canada(1)	63.4%	61.5%
International	69.4%	n/a
	For the three months ended January 31, 2018
Canada(1)	64.3%	62.1%
International	70.1%	n/a
	For the three months ended October 31, 2017
Canada(1)	64.3%	62.2%
International	70.0%	n/a
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (85% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

20    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposure to sovereigns was $8.0 billion as at April 30, 2018 (January 31, 2018 – $11.1 billion; October 31, 2017 – $8.9 billion), $3.3 billion to banks (January 31, 2018 – $4.0 billion; October 31, 2017 – $5.7 billion) and $16.1 billion to corporates (January 31, 2018 – $16.1 billion; October 31, 2017 – $17.6 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $1.2 billion as at April 30, 2018 (January 31, 2018 – $1.4 billion; October 31, 2017 – $1.3 billion).

The Bank’s current European exposure is provided below:

	As at
	April 30, 2018							January 31 2018	October 31 2017
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total	Total
Greece	$167	$–	$–	$–	$167	$–	$167	$181	$213
Ireland	323	689	(2)	12	1,022	1,526	2,548	2,076	2,033
Italy	67	–	(13)	1	55	164	219	142	133
Portugal	–	–	–	–	–	–	–	4	1
Spain	683	–	(7)	9	685	164	849	768	826
Total GIIPS	$1,240	$689	$(22)	$22	$1,929	$1,854	$3,783	$3,171	$3,206

U.K.	$7,119	$1,687	$477	$1,555	$10,838	$5,972	$16,810	$21,148	$20,166
Germany	1,517	258	902	47	2,724	1,039	3,763	4,736	4,495
France	1,155	75	3,020	84	4,334	2,349	6,683	3,667	5,053
Netherlands	887	97	329	63	1,376	1,329	2,705	2,935	3,341
Switzerland	553	20	51	123	747	1,972	2,719	1,966	2,156
Other	2,688	210	2,065	439	5,402	3,367	8,769	8,265	8,068
Total Non-GIIPS	$13,919	$2,347	$6,844	$2,311	$25,421	$16,028	$41,449	$42,717	$43,279
Total Europe	$15,159	$3,036	$6,822	$2,333	$27,350	$17,882	$45,232	$45,888	$46,485
(1)	Individual allowances for impaired loans are $40. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $3,254 as at April 30, 2018 (January 31, 2018 – $3,057; October 31, 2017 – $3,366).
(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $2,265 and collateral held against SFT was $12,781.
(4)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	April 30 2018	January 31 2018	April 30 2017
Credit spread plus interest rate	$14.4	$12.4	$10.5
Credit spread	8.9	8.2	5.7
Interest rate	11.9	9.7	7.6
Equities	2.5	2.5	1.9
Foreign exchange	3.7	4.2	1.7
Commodities	1.6	1.5	1.5
Debt specific	3.3	3.4	3.8
Diversification effect	(10.8)	(10.8)	(8.3)
Total VaR	$14.7	$13.2	$11.1
Total Stressed VaR	$40.7	$41.0	$26.0

In the second quarter of 2018, the average one-day Total VaR increased to $14.7 million from $13.2 million in the previous quarter, primarily driven by increased Fixed Income trading activity.

The average one-day Total Stressed VaR during the quarter was $40.7 million compared to $41.0 million in the previous quarter. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were no trading loss days in the second quarter, compared to one in the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Scotiabank Second Quarter Report 2018    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at April 30, 2018	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$4,005	$4,005	$–	$–	n/a
Trading assets	99,655	99,029	626	–	Interest rate, FX
Financial instruments designated at fair value through profit or loss	13	–	13	–	Interest rate
Derivative financial instruments	33,949	30,000	3,949	–	Interest rate, FX, equity
Investment securities	74,220	–	74,220	–	Interest rate, FX, equity
Loans	517,918	–	517,918	–	Interest rate, FX
Assets not subject to market risk(1)	196,550	–	–	196,550	n/a
Total assets	$926,310	$133,034	$596,726	$196,550
Deposits	$640,643	$–	$605,537	$35,106	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	6,575	–	6,575	–	Interest rate, equity
Obligations related to securities sold short	29,050	29,050	–	–	n/a
Derivative financial instruments	32,010	29,234	2,776	–	Interest rate, FX, equity
Trading liabilities(2)	4,734	4,734	–	–	n/a
Pension and other benefit liabilities	1,967	–	1,967	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	148,196	–	–	148,196	n/a
Total liabilities	$863,175	$63,018	$616,855	$183,302
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2017	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,717	$5,717	$–	$–	n/a
Trading assets	98,464	98,464	–	–	n/a
Financial instruments designated at fair value through profit or loss	13	–	13	–	Interest rate
Derivative financial instruments	35,364	30,648	4,716	–	Interest rate, FX, equity
Investment securities	69,269	–	69,269	–	Interest rate, FX, equity
Loans	504,369	–	504,369	–	Interest rate, FX
Assets not subject to market risk(1)	202,077	–	–	202,077	n/a
Total assets	$915,273	$134,829	$578,367	$202,077
Deposits	$625,367	$–	$593,174	$32,193	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	4,663	–	4,663	–	Interest rate, equity
Obligations related to securities sold short	30,766	30,766	–	–	n/a
Derivative financial instruments	34,200	30,545	3,655	–	Interest rate, FX, equity
Trading liabilities(2)	6,819	6,819	–	–	n/a
Pension and other benefit liabilities	2,201	–	2,201	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	149,632	–	–	149,632	n/a
Total liabilities	$853,648	$68,130	$603,693	$181,825
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 21 to the condensed interim consolidated financial statements and in Note 35 of the audited consolidated financial statements in the Bank’s 2017 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

22    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2018, unencumbered liquid assets were $192 billion (October 31, 2017 – $180 billion). Securities including NHA mortgage-backed securities, comprised 69% of liquid assets (October 31, 2017 – 67%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 31% (October 31, 2017 – 33%). The increase in total liquid assets was mainly attributable to growth in the securities portfolio and cash and deposits with central banks, which was partially offset by a decrease in deposits with financial institutions and precious metals.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2018. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

	As at April 30, 2018
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$53,892	$–	$53,892	$–	$7,538	$46,354	$–
Deposits with financial institutions	7,900	–	7,900	–	55	7,845	–
Precious metals	4,005	–	4,005	–	129	3,876	–
Securities:
Canadian government obligations	46,701	9,614	56,315	29,188	–	27,127	–
Foreign government obligations	53,293	47,935	101,228	61,611	–	39,617	–
Other securities	52,727	68,209	120,936	87,821	–	33,115	–
Loans:
NHA mortgage-backed securities(2)	35,033	–	35,033	2,202	–	32,831	–
Call and short loans	1,263	–	1,263	–	–	1,263	–
Total	$254,814	$125,758	$380,572	$180,822	$7,722	$192,028	$–

	As at October 31, 2017
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$49,754	$–	$49,754	$–	$7,306	$42,448	$–
Deposits with financial institutions	9,909	–	9,909	–	108	9,801	–
Precious metals	5,717	–	5,717	–	123	5,594	–
Securities:
Canadian government obligations	41,791	9,836	51,627	24,505	–	27,122	–
Foreign government obligations	47,388	54,286	101,674	75,362	–	26,312	–
Other securities	56,444	59,590	116,034	79,363	–	36,671	–
Loans:
NHA mortgage-backed securities(2)	33,327	–	33,327	2,360	–	30,967	–
Call and short loans	1,405	–	1,405	–	–	1,405	–
Total	$245,735	$123,712	$369,447	$181,590	$7,537	$180,320	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	April 30 2018	October 31 2017
Bank of Nova Scotia (Parent)	$145,707	$131,838
Bank domestic subsidiaries	11,736	13,753
Bank foreign subsidiaries	34,585	34,729
Total	$192,028	$180,320

Scotiabank Second Quarter Report 2018    23

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (82%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at April 30, 2018
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$53,892	$–	$53,892	$–	$7,538	$46,354	$–
Deposits with financial institutions	7,900	–	7,900	–	55	7,845	–
Precious metals	4,005	–	4,005	–	129	3,876	–
Liquid securities:
Canadian government obligations	46,701	9,614	56,315	29,188	–	27,127	–
Foreign government obligations	53,293	47,935	101,228	61,611	–	39,617	–
Other liquid securities	52,727	68,209	120,936	87,821	–	33,115	–
Other securities	3,250	4,977	8,227	3,177	–	–	5,050
Loans classified as liquid assets:
NHA mortgage-backed securities	35,033	–	35,033	2,202	–	32,831	–
Call and short loans	1,263	–	1,263	–	–	1,263	–
Other loans	498,025	–	498,025	6,513	57,594	13,842	420,076
Other financial assets(4)	141,518	(71,986)	69,532	3,406	–	–	66,126
Non-financial assets	28,703	–	28,703	–	–	–	28,703
Total	$926,310	$58,749	$985,059	$193,918	$65,316	$205,870	$519,955

	As at October 31, 2017
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$49,754	$–	$49,754	$–	$7,306	$42,448	$–
Deposits with financial institutions	9,909	–	9,909	–	108	9,801	–
Precious metals	5,717	–	5,717	–	123	5,594	–
Liquid securities:
Canadian government obligations	41,791	9,836	51,627	24,505	–	27,122	–
Foreign government obligations	47,388	54,286	101,674	75,362	–	26,312	–
Other liquid securities	56,444	59,590	116,034	79,363	–	36,671	–
Other securities	2,311	4,645	6,956	2,916	–	–	4,040
Loans classified as liquid assets:
NHA mortgage-backed securities	33,327	–	33,327	2,360	–	30,967	–
Call and short loans	1,405	–	1,405	–	–	1,405	–
Other loans	486,949	–	486,949	6,072	54,746	12,721	413,410
Other financial assets(4)	151,329	(85,691)	65,638	4,212	–	–	61,426
Non-financial assets	28,949	–	28,949	–	–	–	28,949
Total	$915,273	$42,666	$957,939	$194,790	$62,283	$193,041	$507,825
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of April 30, 2018, total encumbered assets of the Bank were $259 billion (October 31, 2017 – $257 billion). Of the remaining $726 billion (October 31, 2017 – $701 billion) of unencumbered assets, $206 billion (October 31, 2017 – $193 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at April 30, 2018, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $40 million or $264 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

24    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s LCR for the quarter ended April 30, 2018, based on the average daily positions in the quarter.

For the quarter ended April 30, 2018 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$140,019
Cash outflows
Retail deposits and deposits from small business customers, of which:	$170,157	$11,738
Stable deposits	77,984	2,521
Less stable deposits	92,173	9,217
Unsecured wholesale funding, of which:	175,761	89,109
Operational deposits (all counterparties) and deposits in networks of cooperative banks	56,316	13,612
Non-operational deposits (all counterparties)	90,512	46,564
Unsecured debt	28,933	28,933
Secured wholesale funding	*	34,211
Additional requirements, of which:	188,065	40,855
Outflows related to derivative exposures and other collateral requirements	25,160	16,678
Outflows related to loss of funding on debt products	3,977	3,977
Credit and liquidity facilities	158,928	20,200
Other contractual funding obligations	1,345	1,302
Other contingent funding obligations(4)	456,459	7,148
Total cash outflows	*	$184,363

Cash inflows
Secured lending (e.g. reverse repos)	$137,419	$29,056
Inflows from fully performing exposures	22,296	14,672
Other cash inflows	30,301	30,301
Total cash inflows	$190,016	$74,029
		Total adjusted value(5)
Total HQLA	*	$140,019
Total net cash outflows	*	$110,334
Liquidity coverage ratio (%)	*	127%
For the quarter ended January 31, 2018 ($ millions)		Total adjusted value(5)
Total HQLA	*	$132,499
Total net cash outflows	*	$103,466
Liquidity coverage ratio (%)	*	128%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 61 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)	Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The Bank’s average LCR for the quarter ended April 30, 2018 was in line with the previous quarter. The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $274 billion as at April 30, 2018 (October 31, 2017 – $269 billion). The increase since October 31, 2017 was primarily driven by personal deposit growth and internal capital generation. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 1 year) of $145 billion (October 31, 2017 – $140 billion). Longer-term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

Scotiabank Second Quarter Report 2018    25

MANAGEMENT’S DISCUSSION & ANALYSIS

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Halifax Receivables Trust (previously Hollis Receivables Term Trust II) program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom, Singapore and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at April 30, 2018
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$5,525	$545	$376	$68	$362	$6,876	$100	$172	$18	$7,166
Bearer deposit notes, commercial paper and certificate of deposits	7,426	24,557	22,924	8,432	8,132	71,471	2,503	333	17	74,324
Asset-backed commercial paper(3)	2,734	4,143	636	–	–	7,513	–	–	–	7,513
Medium term notes and deposit notes(4)	1,942	3,235	6,882	2,508	3,617	18,184	13,562	37,623	13,483	82,852
Asset-backed securities	1,156	–	14	1	98	1,269	2,325	911	318	4,823
Covered bonds	–	13	707	3,033	1,550	5,303	4,303	16,417	1,842	27,865
Mortgage securitization(5)	–	847	310	880	316	2,353	2,507	11,772	4,551	21,183
Subordinated debt(6)	–	–	–	–	–	–	–	263	6,478	6,741
Total wholesale funding sources	$18,783	$33,340	$31,849	$14,922	$14,075	$112,969	$25,300	$67,491	$26,707	$232,467

Of Which:
Unsecured funding	$14,893	$28,337	$30,182	$11,008	$12,111	$96,531	$16,165	$38,391	$19,996	$171,083
Secured funding	3,890	5,003	1,667	3,914	1,964	16,438	9,135	29,100	6,711	61,384
	As at October 31, 2017
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$2,740	$471	$405	$264	$110	$3,990	$205	$153	$–	$4,348
Bearer deposit notes, commercial paper and certificate of deposits	7,699	12,227	22,351	12,740	7,557	62,574	5,685	495	12	68,766
Asset-backed commercial paper(3)	1,885	4,233	981	–	–	7,099	–	–	–	7,099
Medium term notes and deposit notes(4)	24	3,621	8,480	5,469	6,378	23,972	13,024	32,927	10,453	80,376
Asset-backed securities	–	1	–	1,162	215	1,378	822	1,975	351	4,526
Covered bonds	2,821	–	–	13	686	3,520	6,378	14,719	1,410	26,027
Mortgage securitization(5)	–	569	666	556	310	2,101	2,158	10,522	4,943	19,724
Subordinated debt(6)	–	–	–	–	–	–	–	181	7,022	7,203
Total wholesale funding sources	$15,169	$21,122	$32,883	$20,204	$15,256	$104,634	$28,272	$60,972	$24,191	$218,069

Of Which:
Unsecured funding	$10,463	$16,319	$31,236	$18,474	$14,045	$90,537	$18,914	$33,755	$17,487	$160,693
Secured funding	4,706	4,803	1,647	1,730	1,211	14,097	9,358	27,217	6,704	57,376
(1)	Wholesale funding sources exclude repo transactions and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Includes Structured notes issued to institutional investors.
(5)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(6)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

26    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $192 billion as at April 30, 2018 (October 31, 2017 – $180 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at April 30, 2018, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at April 30, 2018
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$54,798	$710	$270	$108	$103	$295	$650	$216	$8,647		$65,797
Trading assets	5,963	5,917	4,021	2,597	3,833	5,882	13,902	19,483	38,057		99,655
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	13	–	–	–		13
Securities purchased under resale agreements and securities borrowed	61,496	17,861	2,968	1,097	753	–	–	–	–		84,175
Derivative financial instruments	3,195	3,528	214	3,467	1,733	5,367	5,593	10,852	–		33,949
Investment securities – FVOCI	4,880	4,072	4,815	2,769	1,749	13,629	13,538	5,755	1,327		52,534
Investment securities – amortized cost	450	798	228	1,747	1,137	5,157	10,289	1,426	–		21,232
Investment securities – FVTPL	–	–	–	–	–	–	–	–	454		454
Loans	31,443	28,324	28,740	26,215	25,176	83,484	209,216	30,401	54,919		517,918
Residential mortgages	8,538	7,558	11,788	8,815	8,933	48,282	127,665	19,521	1,660	(1)	242,760
Personal loans	4,096	2,420	3,588	3,386	2,979	11,154	20,748	5,276	37,208		90,855
Credit cards	–	–	–	–	–	–	–	–	15,109		15,109
Business and government	18,809	18,346	13,364	14,014	13,264	24,048	60,803	5,604	5,871	(2)	174,123
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,929)		(4,929)
Customers’ liabilities under acceptances	14,227	2,400	217	85	145	–	–	–	–		17,074
Other assets	–	–	–	–	–	–	–	–	33,509		33,509
Total assets	$176,452	$63,610	$41,473	$38,085	$34,629	$113,827	$253,188	$68,133	$136,913		$926,310

Liabilities and equity
Deposits	$59,824	$56,948	$47,910	$27,969	$30,749	$41,883	$77,571	$17,876	$279,913		$640,643
Personal	6,907	6,437	8,897	9,779	11,122	13,980	11,125	165	135,510		203,922
Non-personal	52,917	50,511	39,013	18,190	19,627	27,903	66,446	17,711	144,403		436,721
Financial instruments designated at fair value through profit or loss	68	43	98	104	355	922	3,295	1,690	–		6,575
Acceptances	14,232	2,400	217	85	145	–	–	–	–		17,079
Obligations related to securities sold short	278	83	139	87	935	2,888	7,643	9,500	7,497		29,050
Derivative financial instruments	2,692	3,400	507	2,376	1,589	5,561	5,600	10,285	–		32,010
Obligations related to securities sold under repurchase agreements and securities lent	82,644	7,380	770	94	–	–	–	–	–		90,888
Subordinated debentures	–	–	–	–	–	–	–	5,667	–		5,667
Other liabilities	1,594	1,622	582	342	319	1,028	3,235	4,786	27,755		41,263
Total equity	–	–	–	–	–	–	–	–	63,135		63,135
Total liabilities and equity	$161,332	$71,876	$50,223	$31,057	$34,092	$52,282	$97,344	$49,804	$378,300		$926,310

Off-balance sheet commitments
Operating leases	$30	$61	$91	$87	$85	$317	$677	$529	$–		$1,877
Credit commitments(3)	1,878	12,870	13,950	13,053	18,450	23,047	101,082	9,079	–		193,409
Financial guarantees(4)	–	–	–	–	–	–	–	–	35,572		35,572
Outsourcing obligations	19	37	54	52	52	207	300	–	1		722
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Second Quarter Report 2018    27

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2017
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$51,646	$894	$395	$175	$159	$396	$514	$290	$10,911		$65,380
Trading assets	5,484	5,106	3,275	2,740	2,224	5,272	14,816	17,776	41,771		98,464
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	13	–	–	–		13
Securities purchased under resale agreements and securities borrowed	73,346	16,966	3,732	1,087	188	–	–	–	–		95,319
Derivative financial instruments	3,544	4,558	2,084	1,418	1,274	4,303	8,375	9,808	–		35,364
Investment securities – available-for-sale	3,094	5,645	4,495	2,170	2,131	6,506	18,098	7,054	1,311		50,504
Investment securities – held-to-maturity	739	779	1,052	1,193	123	5,847	8,923	109	–		18,765
Loans	28,840	25,032	28,778	29,291	27,197	74,303	209,229	28,667	53,032		504,369
Residential mortgages	3,072	4,065	9,542	15,700	13,083	42,460	129,448	18,017	1,529	(1)	236,916
Personal loans	3,980	2,309	3,124	3,322	3,217	10,899	20,601	5,293	36,482		89,227
Credit cards	–	–	–	–	–	–	–	–	14,104		14,104
Business and government	21,788	18,658	16,112	10,269	10,897	20,944	59,180	5,357	5,244	(2)	168,449
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,327)		(4,327)
Customers’ liabilities under acceptances	10,875	2,399	254	22	10	–	–	–	–		13,560
Other assets	–	–	–	–	–	–	–	–	33,535		33,535
Total assets	$177,568	$61,379	$44,065	$38,096	$33,306	$96,640	$259,955	$63,704	$140,560		$915,273

Liabilities and equity
Deposits	$56,154	$48,037	$49,107	$30,938	$26,373	$44,735	$73,099	$16,037	$280,887		$625,367
Personal	7,058	7,247	8,500	7,840	7,862	13,223	13,741	393	134,166		200,030
Non-personal	49,096	40,790	40,607	23,098	18,511	31,512	59,358	15,644	146,721		425,337
Financial instruments designated at fair value through profit or loss	–	3	5	118	133	543	2,882	979	–		4,663
Acceptances	10,875	2,399	254	22	10	–	–	–	–		13,560
Obligations related to securities sold short	336	167	97	148	1,057	3,354	9,229	9,935	6,443		30,766
Derivative financial instruments	2,810	3,348	1,786	1,258	1,347	3,056	11,534	9,061	–		34,200
Obligations related to securities sold under repurchase agreements and securities lent	85,636	8,452	1,524	229	2	–	–	–	–		95,843
Subordinated debentures	–	–	–	–	–	–	–	5,935	–		5,935
Other liabilities	1,419	1,076	440	824	187	1,369	3,223	4,314	30,462		43,314
Total equity	–	–	–	–	–	–	–	–	61,625		61,625
Total liabilities and equity	$157,230	$63,482	$53,213	$33,537	$29,109	$53,057	$99,967	$46,261	$379,417		$915,273

Off-balance sheet commitments
Operating leases	$30	$60	$88	$87	$84	$311	$656	$593	$–		$1,909
Credit commitments(3)	4,661	5,913	12,862	18,293	17,254	24,091	97,773	4,819	–		185,666
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,344		36,344
Outsourcing obligations	19	37	54	53	53	207	517	–	1		941
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and is rated AA by DBRS, A1 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). DBRS, Fitch and S&P have a stable outlook on the Bank. Moody’s continues to maintain its negative outlook for all Canadian banks. On April 19, 2018, DBRS changed the trend to stable from negative on the Bank’s Long-Term Issuer Ratings, Senior Debt Ratings and Deposit Ratings, following the finalization of Canada’s impending bail-in regime.

28    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 43 to 53 of the Bank’s 2017 Annual Report.

Basel II regulatory capital floor

As noted in the first quarter of this year, OSFI has replaced the Basel I regulatory capital floor with a capital floor based on the Basel II standardized approach for credit risk, effective Q2 2018. Revised capital floor requirements also include risk-weighted assets for market risk and CVA. Under this new Basel II regulatory capital floor requirement, the Bank does not have a capital floor add-on as at Q2 2018.

There were no other changes to OSFI requirements this quarter.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
($ millions)	April 30 2018	January 31 2018	October 31 2017
	All-in	All-in	All-in
Common Equity Tier 1 capital	$45,025	$42,990	$43,352
Tier 1 capital	50,708	48,648	49,473
Total regulatory capital	57,716	55,637	56,113
CET1 risk-weighted assets(1)(2)	$375,901	$382,248	$376,379
Tier 1 risk-weighted assets(1)(2)	376,042	382,248	376,379
Total risk-weighted assets(1)(2)	376,183	382,248	376,379
Capital ratios (%):
Common Equity Tier 1 capital ratio	12.0	11.2	11.5
Tier 1 capital ratio	13.5	12.7	13.1
Total capital ratio	15.3	14.6	14.9
Leverage:
Leverage exposures	$1,060,648	$1,048,763	$1,052,891
Leverage ratio (%)	4.8	4.6	4.7
(1)	CVA risk-weighted assets were calculated using scalars of 0.80, 0.83 and 0.86 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2018 (October 31, 2017 – scalars of 0.72, 0.77 and 0.81).
(2)	As at April 30, 2018, the Bank does not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA (as at January 31, 2018: $16.4 billion, $16.3 billion and $16.2 billion, respectively; as at October 31, 2017: $12.8 billion, $12.6 billion and $12.4 billion, respectively).

The Bank’s Common Equity Tier 1 capital ratio was 12.0%, increasing by approximately 80 basis points during the quarter, due primarily to the benefit of moving to the new Basel II regulatory capital floor and strong internal capital generation.

The Bank’s Tier 1 and Total capital ratios were 13.5% and 15.3%, respectively. The Total Capital ratio was impacted by the redemption of JPY 10 billion subordinated debentures during the quarter. Due to Basel III’s phase-out requirements for non-qualifying Additional Tier 1 capital, the redemption of preferred shares for $345 million during the quarter did not impact the Tier 1 or Total capital ratios.

As at April 30, 2018, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $45 billion, as at April 30, 2018, an increase of approximately $2 billion during the quarter, mainly from higher accumulated other comprehensive income of $1.2 billion, excluding the impact from cash flow hedges, and internal capital generation of $1.1 billion, partly offset by higher regulatory capital deductions of $0.3 billion.

Risk-weighted assets

CET1 risk-weighted assets (RWA) decreased by $6.3 billion or 2% during the quarter to $376 billion, due primarily to the benefit from implementation of the Basel II regulatory capital floor, as well as improvements in portfolio credit quality. This was partly offset by the impact of foreign currency translation and organic growth within personal loans and mortgages, business lending, and counterparty credit risk RWA.

Normal Course Issuer Bid

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2017 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. This 2017 NCIB will terminate on June 1, 2018.

During the six months ended April 30, 2018, the Bank repurchased and cancelled approximately 2.25 million common shares as part of the 2017 NCIB at a volume weighted average price of $79.23 per share for a total amount of $178 million. Approximately 2 million of the common shares purchased were pursuant to a private agreement with an arm’s length third party seller and at a discount to the prevailing market price of the Bank’s common shares on the TSX at the time of the purchases. Under the 2017 NCIB, the Bank has cumulatively repurchased and cancelled approximately 6.25 million common shares at an average price of $76.41 per share.

On May 29, 2018, the Bank announced that OSFI and TSX approved a normal course issuer bid (the “2018 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2018 NCIB may commence on June 4, 2018 and terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2018 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2019. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

Common dividend

The Board of Directors, at its meeting on May 28, 2018, approved a dividend of 82 cents per share. This quarterly dividend is payable to shareholders of record as of July 3, 2018 on July 27, 2018.

Scotiabank Second Quarter Report 2018    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 21. The methods of determining the fair value of financial instruments are detailed on page 150 of the Bank’s 2017 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 70 of the Bank’s 2017 Annual Report).

Total derivative notional amounts were $5,420 billion as at April 30, 2018, compared to $4,911 billion as at January 31, 2018 (October 31, 2017 –$4,547 billion). The quarterly change was primarily due to an increase in volume and foreign currency translation of interest rate contracts. The total notional amount of over-the-counter derivatives was $5,126 billion compared to $4,615 billion as at January 31, 2018 (October 31, 2017 – $4,265 billion), of which $3,538 billion was settled through central counterparties as at April 30, 2018 (January 31, 2018 – $2,989 billion; October 31, 2017 – $2,693 billion). The credit equivalent amount, after taking master netting arrangements into account, was $32.3 billion, compared to $31.9 billion at January 31, 2018. The increase was largely due to the impact of foreign currency translation and an overall increase in volume.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 57 of the Bank’s 2017 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Securitizations

In March 2018, the Bank securitized $841 million of its credit card receivables (receivables) on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. Trillium issued Series 2018-1 Class A notes to third-party investors and subordinated notes to the Bank, and the proceeds of such issuances were used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the noteholders is limited to the purchased co-ownership interest. The sale of such co-ownership interest did not qualify for derecognition, and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. The Series 2018-1 subordinated notes issued by Trillium and held by the Bank of $67 million are eliminated on consolidation.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 53 to 55 of the Bank’s 2017 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $5.3 billion as at April 30, 2018 (October 31, 2017 – $5.0 billion). As at April 30, 2018, total commercial paper outstanding for these conduits was $3.3 billion (October 31, 2017 – $3.1 billion). Funded assets purchased and held by these conduits as at April 30, 2018, as reflected at original cost, were $3.3 billion (October 31, 2017 – $3.1 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2017.

Other off-balance sheet arrangements

Guarantees and other indirect commitments increased by 5% from October 31, 2017. The increase is due to higher volumes in undrawn commitments and securities lending. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $138 million for the three months ended April 30, 2018, compared to $142 million in the previous quarter.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, including Basel III capital and liquidity requirements, over-the-counter derivatives reform, consumer protection measures and cybersecurity, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized.

30    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

Bank Recapitalization (Bail-In) Regime and Total Loss Absorbing Capacity (TLAC)

On June 22, 2016, legislation came into force amending the Bank Act (Canada) (the “Bank Act”) and the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and certain other federal statutes pertaining to banks to create a bail-in regime for Canada’s domestic systemically important banks, which include the Bank. On April 18, 2018, the Government of Canada published regulations under the CDIC Act and the Bank Act providing the final details of conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank (collectively, the “Bail-In Regulations”). Pursuant to the CDIC Act, in circumstances where the Superintendent of Financial Institutions has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank (a “Bail-In Conversion”).

The Bail-In Regulations prescribe the types of shares and liabilities that will be subject to a Bail-In Conversion. In general, any senior debt with an initial or amended term to maturity (including explicit or embedded options) greater than 400 days, that is unsecured or partially secured and has been assigned a CUSIP or ISIN or similar identification number would be subject to a Bail-In Conversion. Shares, other than common shares, and subordinated debt would also be subject to a Bail-In Conversion, unless they are non-viability contingent capital. Notwithstanding the above, any shares and liabilities issued before the date the Bail-In Regulations come into force, would not be subject to a Bail-In Conversion, unless, in the case of a liability, the terms of such liability are, on or after that day, amended to increase its principal amount or to extend its term to maturity and the liability, as amended, meets the requirements to be subject to a Bail-In Conversion.

The Bank Recapitalization (Bail-in) Conversion Regulations and the Bank Recapitalization (Bail-in) Issuance Regulations will come into force on September 23, 2018, and the Compensation Regulations came into force on March 26, 2018.

In conjunction with the publication of the Bail-In Regulations, OSFI issued guidelines on Total Loss Absorbing Capacity (TLAC), which will apply to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital, and other TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guideline. The minimum TLAC requirements will be effective November 2021. The Bank does not anticipate any challenges in meeting the proposed TLAC requirements.

Further to OSFI’s issuance of the TLAC guidelines, in April 2018, OSFI revised its Capital Adequacy Requirements (CAR) guideline to implement the amendments to Basel III finalized by the Basel Committee on Banking Supervision (BCBS) in October 2016 in respect of holdings of Other TLAC (Total Loss Absorbing Capacity) instruments issued by global systemically important banks (G-SIBs) that qualify towards their TLAC requirements and instruments ranking pari passu with those instruments.

The BCBS regulatory capital treatment in respect of holdings of Other TLAC aims to reduce a significant source of contagion in the banking system. OSFI has further determined that it is appropriate to extend the Basel III treatment to holdings of Other TLAC instruments issued by Canadian D-SIBs. The regulatory adjustments relating to holdings of Other TLAC instruments apply from Q1 2019.

Over-The-Counter Derivatives Reform

G20 jurisdictions continue to implement new regulations as part of the OTC derivatives regulatory reform program. Margin requirements for non-centrally cleared derivatives have been adopted in a number of jurisdictions, including Canada, Europe and the United States. Margin rules will require the exchange of variation margin and initial margin, both of which are designed to secure performance on non-centrally cleared derivatives transactions between covered entities. We have been operating under the variation margin rules since March 1, 2017, and will be subject to initial margin rules beginning no earlier than September 1, 2018 and no later than September 1, 2019. In a number of jurisdictions, OTC derivatives transactions must now be reported to designated trade repositories, while further clearing, execution and business conduct regulations continue to be implemented. The Bank is preparing for the upcoming implementation of the initial margin rules.

United Kingdom and European Regulatory Reform

The U.K. is in negotiations to exit the E.U. Until those negotiations are concluded and the resulting changes are implemented, the U.K. will remain an E.U. Member State, subject to all E.U. legislation. The U.K.’s exit from the E.U. may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the U.K. and elsewhere in Europe.

Cybersecurity and Privacy Developments in Canada, Europe and the U.S.

On November 1, 2018, changes to Canada’s Personal Information Protection and Electronic Documents Act (PIPEDA) will come into force. The changes will require domestic and foreign organizations, such as the Bank, subject to PIPEDA to: (a) notify individuals about privacy breaches; (b) report privacy breaches to the Office of the Privacy Commissioner of Canada and others in certain circumstances; and (c) keep certain records of privacy breaches. The impact to the Bank from these changes is not expected to be significant.

The E.U. General Data Protection Regulation (GDPR) became effective on May 25, 2018. The GDPR replaces the previous E.U. Data Protection Directive and is designed to harmonize data privacy laws across Europe. The GDPR changes data governance and protection requirements as well as disclosure requirements in respect of data breaches.

The New York Department of Financial Services (NY DFS) cybersecurity requirements took effect on March 1, 2017 and apply to The Bank of Nova Scotia, New York Agency. Entities subject to NY DFS requirements must maintain a cybersecurity program that meets various compliance requirements, including: conducting periodic risk assessments; implementing policies and procedures; and monitoring and testing, among others. By February 15, 2018, and annually thereafter, applicable entities must certify compliance with the requirements.

Regulatory Initiatives Impacting Financial Services in Canada

The federal government plans to introduce this year a comprehensive consumer protection framework into the Bank Act which will afford additional protections to consumers and will also enhance the mandate and powers of the Financial Consumer Agency of Canada, which is the consumer regulator for federally regulated entities. In addition, federal regulatory agencies continue to review the sales practices at Canadian banks, and will continue to provide reports to the government on these issues.

Provincial consumer protection initiatives are also being monitored to assess their possible implications from a financial services perspective.

Canadian Housing Market and Consumer Debt

A number of changes have been introduced by the federal and provincial governments to address concerns about high levels of household debt and the housing market. These changes include a revised Guideline B-20 – Residential Mortgage Underwriting and Procedures that came into effect on January 1, 2018. The Guideline reinforced OSFI’s expectation that federally regulated mortgage lenders remain vigilant in their mortgage underwriting practices and introduced a number of new measures in this regard, including a minimum qualifying rate for prospective borrowers of uninsured mortgages.

Scotiabank Second Quarter Report 2018    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel Committee on Banking Supervision – Finalized Basel III reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches.

Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

Regulatory Capital Pillar 3 Disclosure Requirements

In February 2018 the Basel Committee on Banking Supervision (BCBS) issued an update to its Pillar 3 disclosure requirements framework, as the third phase of the Committee’s disclosure project, which builds on the first and second phases, published by the Committee in January 2015 and March 2017, respectively. The third phase is primarily to address changes in disclosure requirements from the Basel III reforms finalized in December 2017, as well as other disclosure requirements related to asset encumbrance, capital distribution constraints, and the scope of disclosure requirements across resolution groups.

In April 2017, OSFI issued its disclosure guideline for the Committee’s first phase of the revised Pillar 3 disclosure requirements, indicating that all domestic systemically important banks are expected to implement these requirements by their reporting period ending October 31, 2018. OSFI’s disclosure guidelines for the implementation of the second and third phases of the Committee’s disclosure project are awaited.

Regulatory Developments Relating to Liquidity

The Net Stable Funding Ratio (NSFR) is expected to become a minimum standard in OSFI’s liquidity framework. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. OSFI has extended the targeted implementation timeline of the NSFR to January 2020.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2017 as described in Note 3 of the Bank’s 2017 annual consolidated financial statements, except for changes relating to IFRS 9 discussed in Note 3 and 4 of the condensed interim consolidated financial statements.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2017 Annual Report, other than the Conceptual Framework.

Conceptual Framework

On March 29, 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Framework) that is effective for the Bank beginning November 1, 2020. The Framework itself is not a standard, and does not override existing standards. It is used by the IASB in developing accounting standards. The Bank is currently assessing the impact of the revisions.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended April 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting. The Bank adopted IFRS 9, Financial Instruments effective November 1, 2017 and as a result, has updated and modified certain internal controls over financial reporting. Refer to Note 3 of the condensed interim consolidated financial statements for further information on changes to accounting policies and Note 4 regarding the transition impact on adoption of IFRS 9.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2017 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

Indications generally suggest that the global expansion remains solid, largely synchronized, and resilient. Broad-based growth remains evident in almost all parts of the globe, as consumption and business activity remain robust, though pockets of weakness are appearing. As a reflection of the strength and mutually reinforcing nature of the global expansion, global trade volumes are rising to levels not seen since mid-2011 despite concerns about trade protectionism.

In Canada, we expect real GDP growth to decelerate from the very rapid pace of 3.0% set in 2017 to 2.2% in 2018. This reflects two cross-cutting and largely offsetting sets of influences: Canadian economic activity receives positive spillovers from US fiscal stimulus and rising oil prices, but this is counter-balanced by our presumption that investment is dampened by uncertainty stemming from the still-pending status of NAFTA, and adjustment to the recent additional tightening of mortgage lending standards in Canada. The Bank of Canada will continue to raise rates through 2019 given the strength of the economy and underlying inflationary pressures.

32    Scotiabank Second Quarter Report 2018

MANAGEMENT’S DISCUSSION & ANALYSIS

In the US, growth remains robust, turbocharged by fiscal stimulus that is expected to add, on average, about half a percentage point to growth this year and next. Confidence remains high, and fundamentals remain strongly supportive of continued strength. The industrial and service sectors are both expanding at a pace not seen in the last decade. The economy will likely move into excess demand this year owing in large measure to fiscal policy, leading to greater inflationary pressure, which in turn would necessitate monetary tightening.

Prospects remain generally strong for the Pacific Alliance countries (PAC), owing to the strength of the global economy and commodity prices. In Mexico, a raft of indicators reveals that domestic and external demand are leading to a significant acceleration in activity relative to last year, despite NAFTA-related uncertainty and the upcoming election. In Peru, growth is expected to accelerate sharply from 2017, though political developments that led to the resignation of the President will result in lower growth than earlier thought. A key challenge for the outlook will be the government’s ability to implement long-delayed and much-needed infrastructure projects. Colombian growth is expected to pick up this year given the strength of foreign demand and commodity prices, but the presidential elections are an important source of uncertainty given the diverging views of the main candidates. At 3.6%, two full percentage points above last year’s rate, Chile will likely lead the PAC this year, as it too benefits from the external environment, and stands to enjoy the payoff of a new more business-friendly administration.

Share Data

As at April 30, 2018	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares(2)		$15,711		$0.82		1,198,570	n/a
Preferred shares
Preferred shares Series 18(3)		–		–		–	–
Preferred shares Series 19(3)		–		–		–	–
Preferred shares Series 20(4)(5)		201		0.225625		8,039	Series 21
Preferred shares Series 21(4)(5)		149		0.173648		5,961	Series 20
Preferred shares Series 22(4)(5)		234		0.239375		9,377	Series 23
Preferred shares Series 23(4)(5)		66		0.184867		2,623	Series 22
Preferred shares Series 30(4)(5)		154		0.113750		6,143	Series 31
Preferred shares Series 31(4)(5)		111		0.130018		4,457	Series 30
Preferred shares Series 32(4)(5)		279		0.128938		11,162	Series 33
Preferred shares Series 33(4)(5)		130		0.151210		5,184	Series 32
Preferred shares Series 34(4)(5)(6)		350		0.343750		14,000	Series 35
Preferred shares Series 36(4)(5)(6)		500		0.343750		20,000	Series 37
Preferred shares Series 38(4)(5)(6)		500		0.303125		20,000	Series 39

Additional Tier 1 securities	Amount ($ millions)		Distribution		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(7)		$750		28.25		5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(7)		650		39.01		7.802	650
Subordinated additional Tier 1 capital securities (NVCC)(6)(8)	US$	1,250	US$	23.25		4.650	1,250

NVCC Subordinated debentures(6)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)(9)							14,826
(1)	Dividends declared as at May 29, 2018. The Board of Directors, at its meeting on May 28, 2018, approved a dividend of 82 cents per share payable to shareholders of record as of July 3, 2018 on July 27, 2018.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at May 18, 2018, the number of outstanding common shares and options were 1,209,849 thousand and 14,669 thousand, respectively.
(3)	On April 26, 2018, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 18 and Series 19 and paid a dividend of $0.209375 and $0.181788, respectively, per share.
(4)	These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2017 Annual Report for further details.
(5)	These preferred shares have conversion features. Refer to Note 23 of the Consolidated Financial Statements in the Bank’s 2017 Annual Report for further details.
(6)	These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2017 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 20), NVCC Subordinated additional Tier 1 capital securities (Note 23) and NVCC Preferred Shares (Note 23). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at April 30, 2018 would be 1,753 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.
(7)	These securities have exchange features. Refer to Table 26 in the Bank’s 2017 Annual Report for further details.
(8)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(9)	Included are 5,900 stock options with tandem stock appreciation rights (Tandem SAR) features.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the Bank’s consolidated financial statements in the 2017 Annual Report.

Scotiabank Second Quarter Report 2018    33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

35	Condensed Interim Consolidated Financial Statements
40	Notes to the Condensed Interim Consolidated Financial Statements
	40	Note 1 - Reporting entity
	40	Note 2 - Basis of preparation
	40	Note 3 - Significant accounting policies
	45	Note 4 - Transition to IFRS 9
	47	Note 5 - Future accounting developments
	47	Note 6 - Cash and deposits with financial institutions
	47	Note 7 - Investment securities
	49	Note 8 - Loans, impaired loans and allowance for credit losses
	55	Note 9 - Derecognition of financial assets
	56	Note 10 - Investments in associates
	56	Note 11 - Deposits

56	Note 12 - Capital and financing transactions
57	Note 13 - Capital management
57	Note 14 - Share-based payments
58	Note 15 - Employee benefits
58	Note 16 - Operating segments
60	Note 17 - Interest income
60	Note 18 - Non-interest income
61	Note 19 - Trading revenues
61	Note 20 - Earnings per share
61	Note 21 - Financial instruments
69	Note 22 - Corporate income taxes
69	Note 23 - Business combinations
69	Note 24 - Events after the Consolidated Statement of Financial Position date

34    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2018	(1)	January 31 2018	(1)	October 31 2017
Assets
Cash and deposits with financial institutions	6	$61,792		$57,365		$59,663
Precious metals		4,005		5,471		5,717
Trading assets
Securities		81,738		87,377		78,652
Loans		16,399		16,726		17,312
Other		1,518		1,561		2,500
		99,655		105,664		98,464
Financial instruments designated at fair value through profit or loss		13		14		13
Securities purchased under resale agreements and securities borrowed		84,175		88,648		95,319
Derivative financial instruments		33,949		36,847		35,364
Investment securities	7	74,220		75,148		69,269
Loans
Residential mortgages	8	242,760		239,419		236,916
Personal loans	8	90,855		89,605		89,227
Credit cards	8	15,109		14,577		14,104
Business and government	8	174,123		164,413		168,449
		522,847		508,014		508,696
Allowance for credit losses	8(c)	4,929		4,817		4,327
		517,918		503,197		504,369
Other
Customers’ liability under acceptances, net of allowance		17,074		16,380		13,560
Property and equipment		2,390		2,314		2,381
Investments in associates	10	4,806		4,518		4,586
Goodwill and other intangible assets		12,273		12,049		12,106
Deferred tax assets		1,787		1,738		1,713
Other assets		12,253		13,799		12,749
		50,583		50,798		47,095
Total assets		$926,310		$923,152		$915,273
Liabilities
Deposits
Personal	11	$203,922		$200,727		$200,030
Business and government	11	393,761		390,258		384,988
Financial institutions	11	42,960		44,852		40,349
		640,643		635,837		625,367
Financial instruments designated at fair value through profit or loss		6,575		5,045		4,663
Other
Acceptances		17,079		16,398		13,560
Obligations related to securities sold short		29,050		32,893		30,766
Derivative financial instruments		32,010		37,741		34,200
Obligations related to securities sold under repurchase agreements and securities lent		90,888		90,931		95,843
Subordinated debentures	12	5,667		5,701		5,935
Other liabilities		41,263		37,419		43,314
		215,957		221,083		223,618
Total liabilities		863,175		861,965		853,648
Equity
Common equity
Common shares	12	15,711		15,677		15,644
Retained earnings		39,766		38,704		38,117
Accumulated other comprehensive income		1,676		588		1,577
Other reserves		108		112		116
Total common equity		57,261		55,081		55,454
Preferred shares and other equity instruments	12	4,234		4,579		4,579
Total equity attributable to equity holders of the Bank		61,495		59,660		60,033
Non-controlling interests in subsidiaries		1,640		1,527		1,592
Total equity		63,135		61,187		61,625
Total liabilities and equity		$926,310		$923,152		$915,273
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2018    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2018	January 31 2018	April 30 2017	April 30 2018	April 30 2017
Revenue Interest income(1)
Loans		$5,979	$5,803	$5,300	$11,782	$10,546
Securities		438	399	357	837	690
Securities purchased under resale agreements and securities borrowed		101	98	72	199	127
Deposits with financial institutions		217	181	105	398	199
	17	6,735	6,481	5,834	13,216	11,562
Interest expense
Deposits		2,490	2,256	1,851	4,746	3,700
Subordinated debentures		52	52	58	104	116
Other		243	237	197	480	375
		2,785	2,545	2,106	5,330	4,191
Net interest income		3,950	3,936	3,728	7,886	7,371
Non-interest income(1)
Banking	18	952	981	943	1,933	1,916
Wealth management	18	797	831	853	1,628	1,696
Underwriting and other advisory		118	148	140	266	283
Non-trading foreign exchange		158	148	148	306	290
Trading revenues(2)	19	358	387	118	745	570
Net gain on sale of investment securities		66	35	87	101	167
Net income from investments in associated corporations		154	110	98	264	197
Insurance underwriting income, net of claims		190	169	151	359	313
Other fees and commissions(2)		203	204	227	407	442
Other(2)		112	139	88	251	204
		3,108	3,152	2,853	6,260	6,078
Total revenue		7,058	7,088	6,581	14,146	13,449
Provision for credit losses(1)		534	544	587	1,078	1,140
		6,524	6,544	5,994	13,068	12,309
Non-interest expenses
Salaries and employee benefits		1,902	1,702	1,838	3,604	3,717
Premises and technology		636	609	603	1,245	1,197
Depreciation and amortization		204	199	188	403	375
Communications		113	105	112	218	225
Advertising and business development		140	129	133	269	261
Professional		210	186	173	396	331
Business and capital taxes		111	123	107	234	218
Other		410	445	447	855	966
		3,726	3,498	3,601	7,224	7,290
Income before taxes		2,798	3,046	2,393	5,844	5,019
Income tax expense	22	621	709	332	1,330	949
Net income		$2,177	$2,337	$2,061	$4,514	$4,070
Net income attributable to non-controlling interests in subsidiaries		70	58	64	128	125
Net income attributable to equity holders of the Bank		$2,107	$2,279	$1,997	$4,386	$3,945
Preferred shareholders and other equity instrument holders		65	30	32	95	71
Common shareholders		$2,042	$2,249	$1,965	$4,291	$3,874
Earnings per common share (in dollars)
Basic	20	$1.70	$1.88	$1.63	$3.58	$3.21
Diluted	20	1.70	1.86	1.62	3.56	3.19
Dividends paid per common share (in dollars)		0.82	0.79	0.76	1.61	1.50
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Prior year amounts have been reclassified to conform with current period presentation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2018	January 31 2018	April 30 2017	April 30 2018	April 30 2017
Net income	$2,177	$2,337	$2,061	$4,514	$4,070
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,813	(1,510)	2,622	303	1,045
Net gains (losses) on hedges of net investments in foreign operations	(694)	670	(932)	(24)	(412)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	10	(9)	18	1	4
Net gains (losses) on hedges of net investments in foreign operations	(183)	179	(234)	(4)	(107)
	1,292	(1,010)	1,906	282	736
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)(1):
Net unrealized gains (losses) on available-for-sale securities	n/a	n/a	327	n/a	(62)
Reclassification of net (gains) losses to net income(2)	n/a	n/a	(185)	n/a	137
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	n/a	n/a	84	n/a	(12)
Reclassification of net (gains) losses to net income	n/a	n/a	(47)	n/a	31
	n/a	n/a	105	n/a	56
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income(1):
Net gains (losses) in fair value	(111)	(305)	n/a	(416)	n/a
Reclassification of net (gains) losses to net income	17	177	n/a	194	n/a
Income tax expense (benefit):
Net gains (losses) in fair value	(30)	(70)	n/a	(100)	n/a
Reclassification of net (gains) losses to net income	(2)	50	n/a	48	n/a
	(62)	(108)	n/a	(170)	n/a
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	277	201	1,608	478	697
Reclassification of net (gains) losses to net income	(374)	(295)	(1,687)	(669)	(935)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	73	55	422	128	181
Reclassification of net (gains) losses to net income	(99)	(79)	(442)	(178)	(244)
	(71)	(70)	(59)	(141)	(175)
Other comprehensive income (loss) from investments in associates	30	13	20	43	21
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	19	84	(456)	103	454
Income tax expense (benefit)	7	25	(120)	32	124
	12	59	(336)	71	330
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income(1):
Net gains/(losses) in fair value	(29)	99	n/a	70	n/a
Income tax expense (benefit)	(1)	15	n/a	14	n/a
	(28)	84	n/a	56	n/a
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(7)	(7)	(11)	(14)	(14)
Income tax expense (benefit)	(2)	(2)	(2)	(4)	(3)
	(5)	(5)	(9)	(10)	(11)
Other comprehensive income (loss) from investments in associates	(3)	(4)	–	(7)	1
Other comprehensive income (loss)	1,165	(1,041)	1,627	124	958
Comprehensive income	$3,342	$1,296	$3,688	$4,638	$5,028
Comprehensive income attributable to non-controlling interests	147	57	139	204	182
Comprehensive income attributable to equity holders of the Bank	3,195	1,239	3,549	4,434	4,846
Preferred shareholders and other equity instrument holders	65	30	32	95	71
Common shareholders	$3,130	$1,209	$3,517	$4,339	$4,775
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Includes amounts related to qualifying hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2018    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves(3)	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2017	$15,644	$38,117	$1,861	$(46)	$–	$–	$235	$(473)	$116	$55,454	$4,579	$60,033	$1,592	$61,625
Cumulative effect of adopting IFRS 9 (4)	–	(564)	–	46	184	(179)	–	–	–	(513)	–	(513)	(97)	(610)
Balance as at November 1, 2017	15,644	37,553	1,861	–	184	(179)	235	(473)	116	54,941	4,579	59,520	1,495	61,015
Net income	–	4,291	–	–	–	–	–	–	–	4,291	95	4,386	128	4,514
Other comprehensive income (loss)	–	–	216	–	(170)	53	(141)	90	–	48	–	48	76	124
Total comprehensive income	$–	$4,291	$216	$–	$(170)	$53	$(141)	$90	$–	$4,339	$95	$4,434	$204	$4,638
Shares issued	96	–	–	–	–	–	–	–	(13)	83	–	83	–	83
Shares repurchased/redeemed	(29)	(149)	–	–	–	–	–	–	–	(178)	(345)	(523)	–	(523)
Dividends and distributions paid to equity holders	–	(1,931)	–	–	–	–	–	–	–	(1,931)	(95)	(2,026)	(57)	(2,083)
Share-based payments	–	–	–	–	–	–	–	–	5	5	–	5	–	5
Other	–	2	–	–	–	–	–	–	–	2	–	2	(2)	–
Balance as at April 30, 2018	$15,711	$39,766	$2,077	$–	$14	$(126)	$94	$(383)	$108	$57,261	$4,234	$61,495	$1,640	$63,135

Balance as at November 1, 2016	$15,513	$34,752	$3,055	$14	$–	$–	$264	$(1,093)	$152	$52,657	$3,594	$56,251	$1,570	$57,821
Net income	–	3,874	–	–	–	–	–	–	–	3,874	71	3,945	125	4,070
Other comprehensive income (loss)	–	–	684	54	–	–	(176)	339	–	901	–	901	57	958
Total comprehensive income	$–	$3,874	$684	$54	$–	$–	$(176)	$339	$–	$4,775	$71	$4,846	$182	$5,028
Shares issued	231	–	–	–	–	–	–	–	(32)	199	–	199	–	199
Shares repurchased/redeemed	(130)	(580)	–	–	–	–	–	–	–	(710)	(575)	(1,285)	–	(1,285)
Dividends and distributions paid to equity holders	–	(1,810)	–	–	–	–	–	–	–	(1,810)	(71)	(1,881)	(87)	(1,968)
Share-based payments	–	–	–	–	–	–	–	–	6	6	–	6	–	6
Other	–	(2)	–	–	–	–	–	–	–	(2)	–	(2)	–	(2)
Balance as at April 30, 2017	$15,614	$36,234	$3,739	$68	$–	$–	$88	$(754)	$126	$55,115	$3,019	$58,134	$1,665	$59,799
(1)	Includes undistributed retained earnings of $60 (April 30, 2017 – $64) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 14).
(4)	Refer to Note 4.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2018(1)	April 30 2017	April 30 2018(1)	April 30 2017
Cash flows from operating activities
Net income	$2,177	$2,061	$4,514	$4,070
Adjustment for:
Net interest income	(3,950)	(3,728)	(7,886)	(7,371)
Depreciation and amortization	204	188	403	375
Provision for credit losses	534	587	1,078	1,140
Equity-settled share-based payment expense	1	1	5	6
Net gain on sale of investment securities	(66)	(87)	(101)	(167)
Net income from investments in associated corporations	(154)	(98)	(264)	(197)
Income tax expense	621	332	1,330	949
Changes in operating assets and liabilities:
Trading assets	8,264	(1,314)	(51)	(1,200)
Securities purchased under resale agreements and securities borrowed	6,871	(521)	11,364	(7,791)
Loans	(8,628)	(9,919)	(15,006)	(13,614)
Deposits	(5,660)	8,059	16,845	11,783
Obligations related to securities sold short	(4,376)	2,636	(2,105)	6,097
Obligations related to securities sold under repurchase agreements and securities lent	(2,983)	(9,231)	(5,014)	(3,149)
Net derivative financial instruments	(3,261)	(884)	(239)	2,052
Other, net	8,775	3,572	(1,069)	1,694
Dividends received	78	953	159	1,092
Interest received	6,494	5,747	13,010	11,422
Interest paid	(2,585)	(1,929)	(5,326)	(4,167)
Income tax paid	(568)	(406)	(1,181)	(969)
Net cash from/(used in) operating activities	1,788	(3,981)	10,466	2,055
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(2,969)	332	(2,534)	(1,811)
Purchase of investment securities	(19,152)	(13,304)	(45,702)	(30,749)
Proceeds from sale and maturity of investment securities	21,435	18,811	40,159	34,517
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	–	–	–	–
Property and equipment, net of disposals	(91)	5	(115)	180
Other, net	(301)	(277)	(416)	(258)
Net cash from/(used in) investing activities	(1,078)	5,567	(8,608)	1,879
Cash flows from financing activities
Redemption/repayment of subordinated debentures	(121)	–	(233)	–
Proceeds from common shares issued	34	93	96	231
Redemption of preferred shares	(345)	(230)	(345)	(575)
Common shares purchased for cancellation	–	(572)	(178)	(710)
Cash dividends and distributions paid	(1,047)	(947)	(2,026)	(1,881)
Distributions to non-controlling interests	(32)	(51)	(57)	(87)
Other, net	134	581	401	859
Net cash from/(used in) financing activities	(1,377)	(1,126)	(2,342)	(2,163)
Effect of exchange rate changes on cash and cash equivalents	221	372	45	179
Net change in cash and cash equivalents	(446)	832	(439)	1,950
Cash and cash equivalents at beginning of period(2)	7,832	7,973	7,825	6,855
Cash and cash equivalents at end of period(2)	$7,386	$8,805	$7,386	$8,805
(1)	The amounts for the period ended April 30, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2018    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2017.

The condensed interim consolidated financial statements for the quarter ended April 30, 2018 have been approved by the Board of Directors for issue on May 29, 2018.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities (applicable prior to November 1, 2017)

•	Equity instruments designated at fair value through other comprehensive income (effective November 1, 2017)

•	Debt instruments measured at fair value through other comprehensive income (effective November 1, 2017)

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2017. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2017 as described in Note 3 of the Bank’s consolidated financial statements in the 2017 Annual Report, except for changes to the accounting for financial instruments resulting from the adoption of IFRS 9, Financial Instruments (IFRS 9). IFRS 9 has resulted in changes in accounting policies related to the classification and measurement and impairment of financial assets. There are no significant changes in accounting policies for financial liabilities, derivative instruments and derecognition of financial assets and liabilities. As permitted by IFRS 9, the Bank had early adopted the own credit risk provision of IFRS 9 effective November 1, 2014, which requires the Bank to recognize fair value changes resulting from changes in the Bank’s own credit risk, for financial liabilities designated at fair value through profit or loss, in other comprehensive income. Changes in accounting policies resulting from the adoption of IFRS 9 as of November 1, 2017 are described below:

Classification & Measurement of Financial Assets

Recognition and initial measurement

The Bank on the date of origination or purchase recognizes loans, debt and equity securities, deposits and subordinated debentures at the fair value of consideration paid. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The initial measurement of a financial asset or liability is at fair value plus transaction costs that are directly attributable to its purchase or issuance. For instruments measured at fair value through profit or loss, transaction costs are recognized immediately in profit or loss.

Financial assets include both debt and equity instruments.

Debt instruments

Debt instruments, including loans and debt securities, are classified into one of the following measurement categories:

•	Amortized cost;

•	Fair value through other comprehensive income (FVOCI); or

•	Fair value through profit or loss (FVTPL) for trading related assets

Classification of debt instruments is determined based on:

(i) the business model under which the asset is held; and

(ii) the contractual cash flow characteristics of the instrument

Business model assessment

Business model assessment involves determining whether financial assets are managed in order to generate cash flows from collection of contractual cash flows, selling financial assets or both. The Bank assesses business model at a portfolio level reflective of how groups of assets are managed together to achieve a particular business objective. For the assessment of business model the Bank takes into consideration the following factors:

•	how the performance of assets in a portfolio is evaluated and reported to group heads and other key decision makers within the Bank’s business lines;

•	the risks that affect the performance of assets held within a business model and how those risks are managed;

•	whether the assets held for trading purposes i.e., assets that the Bank acquires or incurs principally for the purpose of selling or repurchasing in the near term, or holds as part of a portfolio that is managed together for short-term profit or position taking;

•	how compensation is determined for the Bank’s business lines’ management that manages the assets; and

•	the frequency and volume of sales in prior periods and expectations about future sales activity.

Cash flow characteristics assessment

The contractual cash flow characteristics assessment involves assessing the contractual features of an instrument to determine if they give rise to cash flows that are consistent with a basic lending arrangement. Contractual cash flows are consistent with a basic lending arrangement if they represent cash flows that are solely payments of principal and interest on the principal amount outstanding (SPPI).

Principal is defined as the fair value of the instrument at initial recognition. Principal may change over the life of the instruments due to repayments.

Interest is defined as consideration for the time value of money and the credit risk associated with the principal amount outstanding and for other basic lending risks and costs (liquidity risk and administrative costs), as well as a profit margin.

In performing this assessment, the Bank takes into consideration contractual features that could change the amount or timing of contractual cash flows, such that the cash flows are no longer consistent with a basic lending arrangement. If the Bank identifies any contractual features that could modify the cash flows of the instrument such that they are no longer consistent with a basic lending arrangement, the related financial asset is classified and measured at FVTPL.

Debt instruments measured at amortized cost

Debt instruments are measured at amortized cost if they are held within a business model whose objective is to hold for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. After initial measurement, debt instruments in this category are carried at amortized cost. Interest income on these instruments is recognized in interest income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset to the gross carrying amount of a financial asset. Amortized cost is calculated taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate.

Impairment on debt instruments measured at amortized cost is calculated using the expected credit loss approach. Loans and debt securities measured at amortized cost are presented net of the allowance for credit losses (ACL) in the statement of financial position.

Debt instruments measured at FVOCI

Debt instruments are measured at FVOCI if they are held within a business model whose objective is to hold for collection of contractual cash flows and for selling financial assets, where the assets’ cash flows represent payments that are solely payments of principal and interest. Subsequent to initial recognition, unrealized gains and losses on debt instruments measured at FVOCI are recorded in other comprehensive Income (OCI), unless the instrument is designated in a fair value hedge relationship. When designated in a fair value hedge relationship any changes in fair value due to changes in the hedged risk is recognized in Non-interest income in the Consolidated Statement of Income. Upon derecognition, realized gains and losses are reclassified from OCI and recorded in Non-interest income in the Consolidated Statement of Income on an average cost basis. Foreign exchange gains and losses that relate to the amortized cost of the debt instrument are recognized in the Consolidated Statement of Income. Premiums, discounts and related transaction costs are amortized over the expected life of the instrument to Interest income in the Consolidated Statement of Income using the effective interest rate method.

Impairment on debt instruments measured at FVOCI is calculated using the expected credit loss approach. The ACL on debt instruments measured at FVOCI does not reduce the carrying amount of the asset in the statement of financial position, which remains at its fair value. Instead, an amount equal to the allowance that would arise if the assets were measured at amortised cost is recognised in OCI with a corresponding charge to Provision for credit losses in the Consolidated Statement of Income. The accumulated allowance recognised in OCI is recycled to the Consolidated Statement of Income upon derecognition of the debt instrument.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Debt instruments measured at FVTPL

Debt instruments measured at FVTPL include assets held for trading purposes, assets held as part of a portfolio managed on a fair value basis and assets whose cash flows do not represent payments that are solely payments of principal and interest. These instruments are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income as part of Non-interest income. Realized and unrealized gains and losses are recognized as part of Non-interest income in the Consolidated Statement of Income.

Equity instruments

Equity instruments are measured at FVTPL, unless an election is made to designate them at FVOCI upon purchase.

For equity instruments measured at FVTPL, changes in fair value are recognized as part of Non-interest income in the Consolidated Statement of Income.

The Bank can elect to classify non-trading equity instruments at FVOCI. This election will be used for certain equity investments for strategic or longer term investment purposes. The FVOCI election is made upon initial recognition, on an instrument-by-instrument basis and once made is irrevocable. Gains and losses on these instruments including when derecognized/sold are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Income. Dividends received are recorded in Interest income in the Consolidated Statement of Income. Any transaction costs incurred upon purchase of the security are added to the cost basis of the security and are not reclassified to the Consolidated Statement of Income on sale of the security.

Financial assets and liabilities designated at FVTPL

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition.

Financial assets are designated at FVTPL if doing so eliminates or significantly reduces an accounting mismatch which would otherwise arise.

Financial liabilities are designated at FVTPL when one of the following criteria is met:

•	The designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or

•	A group of financial liabilities are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management strategy; or

•	The financial liability contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at FVTPL are recorded in the Consolidated Statement of Financial Position at fair value. For assets designated at FVTPL, changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income. For liabilities designated at fair value through profit or loss, all changes in fair value are recognized in Non-interest income in the Consolidated Statement of Income, except for changes in fair value arising from changes in the Bank’s own credit risk which are recognized in OCI. Changes in fair value of liabilities due to changes in the Bank’s own credit risk, which are recognized in OCI, are not subsequently reclassified to the Consolidated Statement of Income upon derecognition/extinguishment of the liabilities.

Impairment

Scope

The Bank applies a three-stage approach to measure allowance for credit losses, using an expected credit loss approach as required under IFRS 9, for the following categories of financial instruments that are not measured at fair value through profit or loss:

•	Amortized cost financial assets;

•	Debt securities classified as at FVOCI;

•	Off-balance sheet loan commitments; and

•	Financial guarantee contracts.

Financial assets migrate through three stages based on the change in credit risk since initial recognition.

Expected credit loss impairment model

The Bank’s allowance for credit losses calculations are outputs of models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. The expected credit loss impairment model reflects the present value of all cash shortfalls related to default events either (i) over the following twelve months or (ii) over the expected life of a financial instrument depending on credit deterioration from inception. The allowance for credit losses reflects an unbiased, probability-weighted outcome which considers multiple scenarios based on reasonable and supportable forecasts.

This impairment model measures credit loss allowances using a three-stage approach based on the extent of credit deterioration since origination:

•	Stage 1 – Where there has not been a significant increase in credit risk (SIR) since initial recognition of a financial instrument, an amount equal to 12 months expected credit loss is recorded. The expected credit loss is computed using a probability of default occurring over the next 12 months. For those instruments with a remaining maturity of less than 12 months, a probability of default corresponding to remaining term to maturity is used.

•	Stage 2 – When a financial instrument experiences a SIR subsequent to origination but is not considered to be in default, it is included in Stage 2. This requires the computation of expected credit loss based on the probability of default over the remaining estimated life of the financial instrument.

•	Stage 3 – Financial instruments that are considered to be in default are included in this stage. Similar to Stage 2, the allowance for credit losses captures the lifetime expected credit losses.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Measurement of expected credit loss

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on macroeconomic variables that are most closely related with credit losses in the relevant portfolio.

Details of these statistical parameters/inputs are as follows:

•	PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

•	EAD – The exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•	LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking information

The measurement of expected credit losses for each stage and the assessment of significant increases in credit risk considers information about past events and current conditions as well as reasonable and supportable forecasts of future events and economic conditions. The estimation and application of forward-looking information requires significant judgement.

Macroeconomic factors

In its models, the Bank relies on a broad range of forward looking information as economic inputs, such as: GDP growth, unemployment rates, central bank base rates, and house price indices. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgement.

Multiple forward-looking scenarios

The Bank determines allowance for credit losses using three probability-weighted forward-looking scenarios. The Bank considers both internal and external sources of information in order to achieve an unbiased measure of the scenarios used. The Bank prepares the scenarios using forecasts generated by Scotia Economics (SE). The forecasts are created using internal and external models/data which are then modified by SE as necessary to formulate a ‘base case’ view of the future direction of relevant economic variables as well as a representative range of other possible forecast scenarios. The process involves developing two additional economic scenarios and considering the relative probabilities of each outcome.

The ‘base case’ represents the most likely outcome and is aligned with information used by the Bank for other purposes such as strategic planning and budgeting. The other scenarios represent more optimistic and more pessimistic outcomes. The Bank has identified and documented key drivers of credit risk and credit losses for each portfolio of financial instruments and, using an analysis of historical data, has estimated relationships between macroeconomic variables, credit risk and credit losses.

Assessment of significant increase in credit risk (SIR)

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors.

The common assessments for SIR on retail and non-retail portfolios include macroeconomic outlook, management judgement, and delinquency and monitoring. Forward looking macroeconomic factors are a key component of the macroeconomic outlook. The importance and relevance of each specific macroeconomic factor depends on the type of product, characteristics of the financial instruments and the borrower and the geographical region. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition and natural disasters impacting certain portfolios. With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of the financial instrument has increased since initial recognition when contractual payments are more than 30 days overdue.

Retail portfolio – For retail exposures, a significant increase in credit risk cannot be assessed using forward looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually, unless there is a significant change in credit risk management practices in which case the review is brought forward.

Non-retail portfolio – The Bank uses a risk rating scale (IG codes) for its non-retail exposures. All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e macroeconomic) forward looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Expected life

When measuring expected credit loss, the Bank considers the maximum contractual period over which the Bank is exposed to credit risk. All contractual terms are considered when determining the expected life, including prepayment, and extension and rollover options. For certain revolving credit facilities, such as credit cards, the expected life is estimated based on the period over which the Bank is exposed to credit risk and how the credit losses are mitigated by management actions.

Presentation of allowance for credit losses in the Statement of Financial Position

•	Financial assets measured at amortized cost: as a deduction from the gross carrying amount of the financial assets;

•	Debt instruments measured at fair value through other comprehensive income: no allowance is recognized in the Statement of Financial Position because the carrying value of these assets is their fair value. However, the allowance determined is presented in the accumulated other comprehensive income;

•	Off-balance sheet credit risks include undrawn lending commitments, letters of credit and letters of guarantee: as a provision in other liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Modified financial assets

If the terms of a financial asset are modified or an existing financial asset is replaced with a new one, an assessment is made to determine if the financial asset should be derecognized. Where the modification does not result in derecognition, the date of origination continues to be used to determine SIR. Where modification results in derecognition, the modified financial asset is considered to be a new asset.

Definition of default

The Bank considers a financial instrument to be in default as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument that can be reliably estimated. This includes events that indicate:

•	significant financial difficulty of the borrower;

•	default or delinquency in interest or principal payments;

•	high probability of the borrower entering a phase of bankruptcy or a financial reorganization;

•	measurable decrease in the estimated future cash flows from the loan or the underlying assets that back the loan.

The Bank considers that default has occurred and classifies the financial asset as impaired when it is more than 90 days past due, with the exception of credit card receivables that are treated as defaulted when 180 days past due, unless reasonable and supportable information demonstrates that a more lagging default criterion is appropriate.

Write-off policy

The Bank writes off an impaired financial asset (and the related impairment allowance), either partially or in full, when there is no realistic prospect of recovery. Where financial assets are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier. Credit card receivables 180 days past due are written-off. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses in the Consolidated Statement of Income.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. As a result no allowance for credit losses would be recorded in the Consolidated Statement of Financial Position on the date of acquisition. Purchased loans may fit into either of the two categories: Performing loans or Purchased Credit Impaired (PCI) loans.

Purchased performing loans are reflected in Stage 1 and will follow the same accounting as other performing loans. They will be subject to a 12-month allowance for credit losses at the end of the first reporting period after acquisition date which is recorded as a provision for credit losses in the Consolidated Statement of Income. The fair value adjustment set up for these loans on the date of acquisition is amortized into income over the life of these loans.

PCI loans are reflected in Stage 3 and are always subject to lifetime allowance for credit losses. Any changes in the expected cash flows since the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income at the end of all reporting periods subsequent to the date of acquisition.

Hedge accounting

The Bank has elected to continue to apply the hedge accounting requirements of IAS 39. The hedge accounting policy is described in Note 3 of the Bank’s consolidated financial statements in the 2017 Annual Report.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Transition to IFRS 9

(a)	Reconciliation of IAS 39 to IFRS 9

The following table provides the impact from the transition to IFRS 9 on the Consolidated Statement of Financial Position at transition date, November 1, 2017. The impact consists of reclassification and remeasurement.

Reclassification:

These adjustments reflect the movement of balances between categories on the Consolidated Statement of Financial Position with no impact to shareholders’ equity. There is no change to the carrying value of the balances as a result of the reclassification.

Remeasurement:

These adjustments, which include expected credit loss, result in a change to the carrying value of the item on the Statement of Financial Position with an impact to shareholders’ equity net of tax.

		IAS 39		IAS 39			IFRS 9	IFRS 9
As at November 1, 2017 ($ millions)	Note	Measurement basis		Carrying amount	Reclassification	Remeasurement	Carrying amount	Measurement basis		IFRS 9
Assets
Cash and deposits with financial institutions		Amortized cost		$59,663	$–	$(3)	$59,660	Amortized cost		Cash and deposits with financial institutions	*
Precious metals		FVTPL		5,717	–	–	5,717	FVTPL		Precious metals
Trading Assets										Trading assets
Debt securities	[1]	FVTPL		39,333	76	–	39,409	FVTPL		Debt securities
Equity securities		FVTPL		39,319	–	–	39,319	FVTPL		Equity securities
Loans	[3]	FVTPL		17,312	660	1	17,973	FVTPL		Loans
Other		FVTPL		2,500	–	–	2,500	FVTPL		Other
				98,464	736	1	99,201
Financial assets designated at FVTPL										Financial assets designated at FVTPL
Debt securities		FVTPL (Designated	)	13	–	–	13	FVTPL (Designated	)	Debt securities
Securities purchased under resale agreements and securities borrowed		Amortized cost		95,319	–	–	95,319	Amortized cost		Securities purchased under resale agreements and securities borrowed	*
Derivative financial instruments	[3]	FVTPL		35,364	(2)	–	35,362			Derivative financial instruments
Investment securities										Investment securities
Debt securities	[1,5,8]	Amortized cost		18,765	4,205	118	23,088	Amortized cost		Debt securities	*
Debt securities	[1]	FVOCI		49,193	(4,281)	–	44,912	FVOCI		Debt securities
Equity securities	[2]	FVOCI		1,311	(301)	–	1,010	FVOCI		Equity securities
Equity securities	[2]	FVOCI		–	301	–	301	FVTPL		Equity securities
				69,269	(76)	118	69,311
Loans										Loans
Residential mortgages	[3,4]	Loans & receivables		236,916	(33)	(134)	236,749	Amortized cost		Residential mortgages
Personal loans	[4]	Loans & receivables		89,227	–	2	89,229	Amortized cost		Personal loans
Credit cards	[4]	Loans & receivables		14,104	–	–	14,104	Amortized cost		Credit cards
Business and government	[3]	Loans & receivables		168,449	(623)	–	167,826	Amortized cost		Business and government
				508,696	(656)	(132)	507,908
Allowance for credit loss	[5]	Loans & receivables		(4,327)	–	(593)	(4,920)	Amortized cost		Allowance for credit loss
Other										Other
Customers’ liability under acceptances	[5]	Amortized cost		13,560	–	(16)	13,544	Amortized cost		Customer’s liability under acceptances	*
Property and equipment				2,381	–	–	2,381			Property and equipment
Investment in associates	[5]			4,586	–	(184)	4,402			Investment in associates
Goodwill and other intangible assets				12,106	–	–	12,106			Goodwill and other intangible assets
Deferred tax assets	[1,6]			1,713	–	50	1,763			Deferred tax assets
Other assets	[5]			12,749	–	(2)	12,747			Other assets
				47,095	–	(152)	46,943
Total assets				$915,273	$2	$(761)	$914,514

Scotiabank Second Quarter Report 2018    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

		IAS 39	IAS 39			IFRS 9	IFRS 9
As at November 1, 2017 ($ millions)	Note	Measurement basis	Carrying amount	Reclassification	Remeasurement	Carrying amount	Measurement basis	IFRS 9
Liabilities
Deposits		Amortized cost	$625,367	$–	$–	$625,367	Amortized cost	Deposits
Financial instruments designated at fair value through profit or loss		FVTPL	4,663	–	–	4,663	FVTPL	Financial instruments designated at fair value through profit or loss
Other								Other
Acceptances		Amortized cost	13,560	–	–	13,560	Amortized cost	Acceptances
Obligations related to securities sold short		Amortized cost	30,766	–	–	30,766	Amortized cost	Obligations related to securities sold short
Derivative financial instruments	[3]	FVTPL	34,200	(2)	–	34,198	FVTPL	Derivative financial instruments
Obligations related to securities sold under repurchase agreements and securities lent		Amortized cost	95,843	–	–	95,843	Amortized cost	Obligations related to securities sold under repurchase agreements and securities lent
Subordinated debentures		Amortized cost	5,935	–	–	5,935	Amortized cost	Subordinated debentures
Other liabilities	[7]		43,314	4	(151)	43,167		Other liabilities
Total liabilities			853,648	2	(151)	853,499
Equity
Common equity								Common equity
Common shares			15,644	–	–	15,644		Common shares
Retained earnings	[1,2]		38,117	49	(613)	37,553		Retained earnings
Accumulated other comprehensive income	[1,2]		1,577	(49)	100	1,628		Accumulated other comprehensive income
Other reserves			116	–	–	116		Other reserves
Total common equity			55,454	–	(513)	54,941		Total common equity
Preferred shares			4,579	–	–	4,579		Preferred shares
Total equity attributable to equity holders to the Bank			60,033	–	(513)	59,520		Total equity attributable to equity holders to the Bank
Non-controlling interests in subsidiaries			1,592	–	(97)	1,495		Non-controlling interests in subsidiaries
			61,625	–	(610)	61,015
Total liabilities and equity			$915,273	$2	$(761)	$914,514
*	Net of applicable allowance for credit losses.
(1)	AFS Debt instruments of $4,281 measured at fair value through other comprehensive income (FVOCI) were reclassified to amortized cost in the amount of $4,205 and $76 to fair value through profit or loss (FVTPL). The reclassifications were due to the business model being “held-to-collect” and the cash flows that did not represent payments that are solely payments of principal and interest (SPPI). The reclassification of debt instruments to amortized cost resulted in remeasurement of $118 with an offset to other comprehensive income (AOCI) and deferred tax assets. The reclassification of AOCI to retained earnings related to FVTPL classification.
(2)	AFS Equity instruments of $301 previously fair valued through OCI are now classified as FVTPL, which resulted in reclassification of AOCI to retained earnings.
(3)	Certain precious metal loans of $627 and the related derivatives that failed the SPPI test, and $33 of residential mortgages were reclassified to trading to reflect the business model.
(4)	Adjustments to certain balances against allowance for credit losses.
(5)	Expected credit loss on financial assets and the Bank’s share of associated corporations.
(6)	The increase in deferred tax assets relates to the impact of the IFRS 9 related adjustments to retained earnings.
(7)	The decrease in remeasurement of $151 is comprised of a reduction in deferred tax liabilities of $129, a net decrease of $22 which includes allowance for credit losses related to undrawn commitments, letters of credit and letters of guarantee.
(8)	Debt securities managed under a business model of held-to-collect were reclassified from available-for-sale to amortized cost. As of April 30, 2018, the fair value of these securities was $4,046 (January 31, 2018 – $4,070). For the three months ended April 30, 2018, $15 of losses (January 31, 2018 – losses $49) would have been recognized in other comprehensive income if the securities had not been reclassified.

(b)	Reconciliation of impairment allowance balance from IAS 39 to IFRS 9

The following table reconciles the closing impairment allowance for financial assets in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at October 31, 2017 to the opening impairment allowance under IFRS 9 as at November 1, 2017.

($ millions)	Impairment allowance under IAS 39 as at October 31, 2017	Remeasurement	Impairment allowance under IFRS 9 as at November 1, 2017
Loans and acceptances(1)	$4,327	$611	$4,938
Investment securities (Debt) at amortized cost	–	1	1
Investment securities (Debt) at FVOCI(2)	–	13	13
Deposits with financial institutions	–	3	3
Off-balance sheet credit risks(3)	120	(36)	84
Total	$4,447	$592	$5,039
(1)	The remeasurement impact of $611 is comprised of loans $593, acceptances $16 and accrued interest of $2.
(2)	The allowance for credit losses of $13 is recorded in accumulated other comprehensive income. These debt securities remain at fair value on the balance sheet.
(3)	Off-balance sheet credit risks include credit risks such as undrawn lending commitments, letters of credit and letters of guarantee.

46    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2017 Annual Report, other than the Conceptual Framework.

Conceptual Framework

On March 29, 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Framework) that is effective for the Bank beginning November 1, 2020. The Framework itself is not a standard, and does not override existing standards. It is used by the IASB in developing accounting standards. The Bank is currently assessing the impact of the revisions.

6.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2018		January 31 2018		October 31 2017
Cash and non-interest-bearing deposits with financial institutions	$7,386		$7,832		$7,825
Interest-bearing deposits with financial institutions	54,406		49,533		51,838
Total	$61,792	(1)	$57,365	(1)	$59,663
(1)	Net of impairment allowances of $2 (January 31, 2018 – $2).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,556 million (January 31, 2018 – $7,448 million; October 31, 2017 – $7,282 million).

7.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	April 30 2018(1)	January 31 2018(1)	October 31 2017
Debt investment securities measured at FVOCI	$51,391	$52,408	$	n/a
Debt investment securities measured at amortized cost	21,232	21,234		n/a
Equity investment securities designated at FVOCI	1,143	1,113		n/a
Equity investment securities measured at FVTPL	454	393		n/a
Available-for-sale investment securities	n/a	n/a		50,504
Held-to-maturity investment securities	n/a	n/a		18,765
Total investment securities	$74,220	$75,148		$69,269
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

(a)	Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at April 30, 2018 ($ millions)	Cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$10,871	$66	$51	$10,886
Canadian provincial and municipal debt	3,609	5	65	3,549
U.S. treasury and other U.S. agency debt	13,406	8	197	13,217
Other foreign government debt	18,906	51	59	18,898
Other debt	4,868	12	39	4,841
Total debt securities measured at FVOCI	$51,660	$142	$411	$51,391
(1)	Balances are net of impairment allowances of $5.

As at January 31, 2018 ($ millions)	Cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,475	$80	$71	$12,484
Canadian provincial and municipal debt	3,922	6	56	3,872
U.S. treasury and other U.S. agency debt	11,292	1	133	11,160
Other foreign government debt	19,865	55	57	19,863
Other debt	5,046	15	32	5,029
Total debt securities measured at FVOCI	$52,600	$157	$349	$52,408
(1)	Balances are net of impairment allowances of $9.

Scotiabank Second Quarter Report 2018    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Debt investment securities measured at amortized cost

	As at
	April 30, 2018		January 31, 2018
($ millions)	Fair Value	Carrying Value	Fair Value	Carrying Value
Canadian federal and provincial government issued or guaranteed debt	$7,073	$7,224	$7,046	$7,189
U.S. treasury and other U.S. agency debt	6,025	6,200	6,311	6,454
Other foreign government debt	931	940	889	892
Corporate debt	6,782	6,868	6,649	6,699
Total debt investment securities measured at amortized cost	$20,811	$21,232	$20,895	$21,234
(1)	Balances are net of impairment allowances of $0 (January 31, 2018 – $1).

(c)	Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

The Bank has designated certain instruments, shown in the following table, as equity securities FVOCI, as these investments are expected to be held for the long-term for strategic purposes, effective November 1, 2017. In prior years, these instruments were classified as available-for-sale and measured at fair value with changes to carrying value recognized in other comprehensive income.

As at April 30, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$380	$–	$70	$310
Common shares	738	116	21	833
Total equity investment securities designated at FVOCI	$1,118	$116	$91	$1,143

As at January 31, 2018 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$396	$3	$60	$339
Common shares	673	112	11	774
Total equity investment securities designated at FVOCI	$1,069	$115	$71	$1,113

(d)	Available-for-sale investment securities

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2017 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal and provincial government issued or guaranteed debt	$12,069	$119	$95	$12,093
Canadian provincial and municipal debt	4,839	13	29	4,823
U.S. treasury and other U.S. agency debt	6,761	1	90	6,672
Other foreign government debt	19,788	49	34	19,803
Other debt	5,792	34	24	5,802
Preferred shares	397	1	87	311
Common shares	899	164	63	1,000
Total available-for-sale securities	$50,545	$381	$422	$50,504

The net unrealized loss on available-for-sale securities of $41 million increases to a net unrealized loss of $48 million after the impact of qualifying hedges is taken into account. The net unrealized loss on available-for-sale securities is recorded in Accumulated Other Comprehensive Income.

(e)	Held-to-maturity investment securities

An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

As at October 31, 2017 ($ millions)	Fair value	Carrying value
Canadian federal and provincial government issued or guaranteed debt	$5,748	$5,779
U.S. treasury and other U.S. agency debt	3,991	3,993
Other foreign government debt	2,690	2,705
Corporate debt	6,287	6,288
Total held-to-maturity securities	$18,716	$18,765

48    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Loans, impaired loans and allowance for credit losses

(a)	Loans at amortized cost

	IFRS 9
	As at
	April 30, 2018(1)
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$242,760	$718	$242,042
Personal loans	90,855	1,924	88,931
Credit cards	15,109	1,172	13,937
Business and government	174,123	1,115	173,008
Total	$522,847	$4,929	$517,918

	IFRS 9			IAS 39
	As at
	January 31, 2018(1)			October 31, 2017
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$239,419	$698	$238,721	$236,916	$551	$236,365
Personal loans	89,605	1,903	87,702	89,227	1,502	87,725
Credit cards	14,577	1,141	13,436	14,104	802	13,302
Business and government	164,413	1,075	163,338	168,449	1,472	166,977
Total	$508,014	$4,817	$503,197	$508,696	$4,327	$504,369
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

(b)	Impaired loans(1)(2)(3)

	IFRS 9
	As at
	April 30, 2018(3)
($ millions)	Gross impaired loans	Allowance for credit losses	Net
Residential mortgages	$1,807	$404	$1,403
Personal loans	995	595	400
Credit cards	–	–	–
Business and government	2,325	747	1,578
Total	$5,127	$1,746	$3,381
By geography:
Canada	$997	$409	$588
United States	156	29	127
Mexico	347	163	184
Peru	585	300	285
Chile	552	134	418
Colombia	613	151	462
Other international	1,877	560	1,317
Total	$5,127	$1,746	$3,381

Scotiabank Second Quarter Report 2018    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS 9			IAS 39
	As at
	January 31, 2018(3)			October 31, 2017(4)
($ millions)	Gross impaired loans	Allowance for credit losses	Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,747	$394	$1,353	$1,445	$326	(5)	$1,119
Personal loans	984	598	386	1,067	1,040	(5)	27
Credit cards	–	–	–	543	543	(5)	–
Business and government	2,247	698	1,549	1,810	713	(6)	1,097
Total	$4,978	$1,690	$3,288	$4,865	$2,622	(7)	$2,243
By geography:
Canada	$1,033	$419	$614	$1,049	$779		$270
United States	179	30	149	140	40		100
Mexico	330	152	178	303	219		84
Peru	489	273	216	704	402		302
Chile	542	138	404	565	245		320
Colombia	572	142	430	462	261		201
Other international	1,833	536	1,297	1,642	676		966
Total	$4,978	$1,690	$3,288	$4,865	$2,622		$2,243
(1)	Interest income recognized on impaired loans during the three months ended April 30, 2018 was $13 (January 31, 2018 – $8).
(2)	Additional interest income of approximately $94 would have been recorded if the above loans had not been classified as impaired (January 31, 2018 – $86).
(3)	The amounts for the periods ended April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(4)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $59 (January 31, 2018 – $60; October 31, 2017 – $59).
(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(6)	Allowance for credit losses for business and government loans is individually assessed.
(7)	A portion of the existing allowance for credit losses on impaired loans as at October 31, 2017, was reclassified against performing loans with the adoption of IFRS 9 effective November 1, 2017, to conform with current period presentation.

(c)	Allowance for credit losses

Key inputs and assumptions

The Bank’s allowance calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•	Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages which can result from changes to any of the above inputs and assumptions.

	IFRS 9
($ millions)	Balance as at November 1, 2017	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at April 30, 2018
Residential mortgages	$717	$36	$(36)	$1	$718
Personal loans	1,879	586	(579)	38	1,924
Credit cards	1,163	385	(424)	48	1,172
Business and government	1,261	81	(143)	(6)	1,193
	$5,020	$1,088	$(1,182)	$81	$5,007
Presented as:
Allowance for credit losses on loans	$4,920				$4,929
Allowance for credit losses on acceptances	16				5
Allowance for credit losses on off-balance sheet exposures	84				73

	IFRS 9
Allowance for credit losses on loans	As at April 30, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$108	$206	$404	$718
Personal loans	502	827	595	1,924
Credit cards	375	797	–	1,172
Business and government	118	250	747	1,115
Total(1)	$1,103	$2,080	$1,746	$4,929
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $88.

50    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS 9
Allowance for credit losses on loans	As at January 31, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$105	$199	$394	$698
Personal loans	493	812	598	1,903
Credit cards	356	785	–	1,141
Business and government	119	258	698	1,075
Total(1)	$1,073	$2,054	$1,690	$4,817
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $106.

The following table presents the changes to the allowance for credit losses on loans.

	IFRS 9
	As at and for the three months ended								As at and for the six months ended
	April 30, 2018				January 31, 2018				April 30, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$105	$199	$394	$698	$103	$214	$400	$717	$103	$214	$400	$717
Provision for credit losses
Remeasurement(1)	(26)	2	34	10	(22)	2	33	13	(48)	4	67	23
Newly originated or purchased financial assets	7	–	–	7	8	–	–	8	15	–	–	15
Derecognition of financial assets and maturities	–	(1)	–	(1)	–	(1)	–	(1)	–	(2)	–	(2)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	22	(18)	(4)	–	26	(23)	(3)	–	48	(41)	(7)	–
Stage 2	(5)	28	(23)	–	(8)	24	(16)	–	(13)	52	(39)	–
Stage 3	–	(9)	9	–	–	(10)	10	–	–	(19)	19	–
Gross write-offs	–	–	(23)	(23)	–	–	(26)	(26)	–	–	(49)	(49)
Recoveries	–	–	5	5	–	–	8	8	–	–	13	13
Foreign exchange and other movements	5	5	12	22	(2)	(7)	(12)	(21)	3	(2)	–	1
Balance at end of period(2)	$108	$206	$404	$718	$105	$199	$394	$698	$108	$206	$404	$718
Personal loans
Balance at beginning of period	$493	$812	$598	$1,903	$477	$802	$600	$1,879	$477	$802	$600	$1,879
Provision for credit losses
Remeasurement(1)	(150)	131	233	214	(110)	145	239	274	(260)	276	472	488
Newly originated or purchased financial assets	100	–	–	100	90	–	–	90	190	–	–	190
Derecognition of financial assets and maturities	(20)	(24)	–	(44)	(22)	(26)	–	(48)	(42)	(50)	–	(92)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	115	(112)	(3)	–	117	(114)	(3)	–	232	(226)	(6)	–
Stage 2	(44)	68	(24)	–	(54)	79	(25)	–	(98)	147	(49)	–
Stage 3	(1)	(68)	69	–	(1)	(70)	71	–	(2)	(138)	140	–
Gross write-offs	–	–	(362)	(362)	–	–	(344)	(344)	–	–	(706)	(706)
Recoveries	–	–	63	63	–	–	64	64	–	–	127	127
Foreign exchange and other movements	9	20	21	50	(4)	(4)	(4)	(12)	5	16	17	38
Balance at end of period(2)	$502	$827	$595	$1,924	$493	$812	$598	$1,903	$502	$827	$595	$1,924
Credit cards
Balance at beginning of period	$356	$785	$–	$1,141	$364	$799	$–	$1,163	$364	$799	$–	$1,163
Provision for credit losses
Remeasurement(1)	(61)	77	158	174	(52)	91	152	191	(113)	168	310	365
Newly originated or purchased financial assets	53	–	–	53	95	–	–	95	148	–	–	148
Derecognition of financial assets and maturities	(10)	(16)	–	(26)	(51)	(51)	–	(102)	(61)	(67)	–	(128)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	68	(68)	–	–	61	(61)	–	–	129	(129)	–	–
Stage 2	(40)	40	–	–	(55)	55	–	–	(95)	95	–	–
Stage 3	–	(52)	52	–	(1)	(53)	54	–	(1)	(105)	106	–
Gross write-offs	–	–	(280)	(280)	–	–	(260)	(260)	–	–	(540)	(540)
Recoveries	–	–	60	60	–	–	56	56	–	–	116	116
Foreign exchange and other movements	9	31	10	50	(5)	5	(2)	(2)	4	36	8	48
Balance at end of period(2)	$375	$797	$–	$1,172	$356	$785	$–	$1,141	$375	$797	$–	$1,172

Scotiabank Second Quarter Report 2018    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS 9
	As at and for the three months ended								As at and for the six months ended
	April 30, 2018				January 31, 2018				April 30, 2018
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business and government
Balance at beginning of period	$159	$289	$702	$1,150	$178	$307	$760	$1,245	$178	$307	$760	$1,245
Provision for credit losses
Remeasurement(1)	(18)	(7)	96	71	(30)	20	54	44	(48)	13	150	115
Newly originated or purchased financial assets	50	–	–	50	56	–	–	56	106	–	–	106
Derecognition of financial assets and maturities	(26)	(23)	(9)	(58)	(29)	(36)	(7)	(72)	(55)	(59)	(16)	(130)
Changes in models and methodologies	–	–	–	–	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	10	(10)	–	–	26	(26)	–	–	36	(36)	–	–
Stage 2	(26)	33	(7)	–	(37)	37	–	–	(63)	70	(7)	–
Stage 3	–	(14)	14	–	(1)	(4)	5	–	(1)	(18)	19	–
Gross write-offs	–	–	(55)	(55)	–	–	(118)	(118)	–	–	(173)	(173)
Recoveries	–	–	12	12	–	–	18	18	–	–	30	30
Foreign exchange and other movements	5	10	3	18	(4)	(9)	(10)	(23)	1	1	(7)	(5)
Balance at end of period including off-balance sheet exposures(2)	$154	$278	$756	$1,188	$159	$289	$702	$1,150	$154	$278	$756	$1,188
Less: Allowance for credits losses on off-balance sheet exposures(2)(3)	(36)	(28)	(9)	(73)	(40)	(31)	(4)	(75)	(36)	(28)	(9)	(73)
Balance at end of period(2)	$118	$250	$747	$1,115	$119	$258	$698	$1,075	$118	$250	$747	$1,115
(1)	Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.
(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $13 (January 31, 2018 – $8).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.
(4)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(5)	There are no accumulated credit losses on purchased or originated credit impaired loans.

The following table presents the allowance for credit losses under IAS 39 as at October 31, 2017.

	IAS 39
	As at and for the twelve months ended October 31, 2017
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency	Balance at end of period
Individual	$894	$(501)	$55	$304	$(39)	$713
Collective	3,498	(2,658)	571	1,952	(8)	3,355
Total before loans acquired under FDIC guarantee	4,392	(3,159)	626	2,256	(47)	4,068
Loans acquired under FDIC guarantee(1)	234	(14)	54	(7)	(8)	259
	$4,626	$(3,173)	$680	$2,249	$(55)	$4,327

Represented by:

As at
($ millions)	October 31 2017
Allowance against impaired loans	$2,622
Allowance against performing loans(2)	1,446
Total before loans acquired under FDIC guarantee	4,068
Loans acquired under FDIC guarantee(1)	259
$4,327
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $625 with the remainder allocated to personal and credit card loans $720 and residential mortgages $101.

52    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

	IFRS 9
Residential mortgages	As at April 30, 2018				As at January 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$145,951	$321	$–	$146,272	$146,577	$337	$–	$146,914
Low	57,271	292	–	57,563	55,025	302	–	55,327
Medium	11,358	1,049	–	12,407	11,525	816	–	12,341
High	1,637	3,780	–	5,417	1,674	2,745	–	4,419
Very high	19	1,872	–	1,891	14	1,511	–	1,525
Loans not graded	15,229	2,174	–	17,403	14,964	2,182	–	17,146
Default	–	–	1,807	1,807	–	–	1,747	1,747
Total	$231,465	$9,488	$1,807	$242,760	$229,779	$7,893	$1,747	$239,419
Allowance for credit losses	108	206	404	718	105	199	394	698
Carrying value	$231,357	$9,282	$1,403	$242,042	$229,674	$7,694	$1,353	$238,721
(1) Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
	IFRS 9
Personal loans	As at April 30, 2018				As at January 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$31,062	$73	$–	$31,135	$30,283	$41	$–	$30,324
Low	24,292	159	–	24,451	24,451	158	–	24,609
Medium	8,426	396	–	8,822	7,783	363	–	8,146
High	5,853	3,708	–	9,561	6,198	3,745	–	9,943
Very high	61	1,241	–	1,302	59	1,268	–	1,327
Non-graded	12,984	1,605	–	14,589	12,536	1,736	–	14,272
Default	–	–	995	995	–	–	984	984
Total	$82,678	$7,182	$995	$90,855	$81,310	$7,311	$984	$89,605
Allowance for credit losses	502	827	595	1,924	493	812	598	1,903
Carrying value	$82,176	$6,355	$400	$88,931	$80,817	$6,499	$386	$87,702
(1) Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
	IFRS 9
Credit cards	As at April 30, 2018				As at January 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,274	$4	$–	$1,278	$1,382	$5	$–	$1,387
Low	2,302	22	–	2,324	2,280	19	–	2,299
Medium	3,282	41	–	3,323	3,127	37	–	3,164
High	2,952	1,395	–	4,347	2,768	1,346	–	4,114
Very high	47	706	–	753	51	670	–	721
Non-graded	2,131	953	–	3,084	2,014	878	–	2,892
Default	–	–	–	–	–	–	–	–
Total	$11,988	$3,121	$–	$15,109	$11,622	$2,955	$–	$14,577
Allowance for credit losses	375	797	–	1,172	356	785	–	1,141
Carrying value	$11,613	$2,324	$–	$13,937	$11,266	$2,170	$–	$13,436
(1) Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.
	IFRS 9
Undrawn loan commitments – Retail	As at April 30, 2018				As at January 31, 2018
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$70,150	$–	$–	$70,150	$68,419	$–	$–	$68,419
Low	15,821	2	–	15,823	15,289	3	–	15,292
Medium	6,634	81	–	6,715	5,994	78	–	6,072
High	2,858	704	–	3,562	2,526	668	–	3,194
Very high	28	269	–	297	38	228	–	266
Non-graded	7,031	1,551	–	8,582	7,397	1,619	–	9,016
Default	–	–	–	–	–	–	–	–
Carrying value	$102,522	$2,607	$–	$105,129	$99,663	$2,596	$–	$102,259

(1)   Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

(2)   The allowance for credit losses on retail undrawn loan commitment exposures are included in Personal loans and Credit cards above.

Scotiabank Second Quarter Report 2018    53

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	IFRS 9
Business and government loans	As at April 30, 2018				As at January 31, 2018
Grade ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Investment grade	$80,721	$3,767	$–	$84,488	$76,045	$3,434	$–	$79,479
Non-investment grade	73,828	8,960	–	82,788	70,721	7,308	–	78,029
Watch list	475	2,512	–	2,987	740	2,423	–	3,163
Non IG graded	1,277	258	–	1,535	1,250	245	–	1,495
Default	–	–	2,325	2,325	–	–	2,247	2,247
Total	$156,301	$15,497	$2,325	$174,123	$148,756	$13,410	$2,247	$164,413
Allowance for credit losses	118	250	747	1,115	119	258	698	1,075
Carrying value	$156,183	$15,247	$1,578	$173,008	$148,637	$13,152	$1,549	$163,338

	IFRS 9
Undrawn loan commitments – Business and government	As at April 30, 2018				As at January 31, 2018
Grade ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Investment grade	$158,497	$6,361	$–	$164,858	$129,794	$21,757	$–	$151,551
Non-investment grade	55,188	4,773	–	59,961	51,758	4,904	–	56,662
Watch list	312	1,283	–	1,595	334	1,467	–	1,801
Non IG graded	1,512	286	–	1,798	1,637	320	–	1,957
Default	–	–	17	17	–	–	17	17
Total	$215,509	$12,703	$17	$228,229	$183,523	$28,448	$17	$211,988
Allowance for credit losses	36	28	9	73	40	31	4	75
Carrying value	$215,473	$12,675	$8	$228,156	$183,483	$28,417	$13	$211,913

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired.

	As at April 30, 2018
($ millions)	31-60 days	61-90 days	91 days and greater(2)	Total
Residential mortgages	$1,158	$506	$–	$1,664
Personal loans	588	277	–	865
Credit cards	226	146	319	691
Business and government	146	109	–	255
Total	$2,118	$1,038	$319	$3,475

	As at January 31, 2018
($ millions)	31-60 days	61-90 days	91 days and greater(2)	Total
Residential mortgages	$1,089	$532	$–	$1,621
Personal loans	542	283	–	825
Credit cards	211	139	332	682
Business and government	124	69	–	193
Total	$1,966	$1,023	$332	$3,321

	As at October 31, 2017(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,035	$446	$122	$1,603
Personal loans	522	284	–	806
Credit cards	202	139	75	416
Business and government	215	55	187	457
Total	$1,974	$924	$384	$3,282
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Under IFRS 9 all loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due. Prior period amounts have not been restated (refer to Notes 3 and 4).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.

(f)	Loans acquired under FDIC guarantee

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of net loan losses. As at April 30, 2018, the carrying value of loans covered by the FDIC guarantee was $1.4 billion (January 31, 2018 – $1.4 billion; October 31, 2017 – $1.4 billion). A net receivable of $9 million (January 31, 2018 – $10 million; October 31, 2017 – $106 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position. The remaining guarantee on single family home loans will expire in April 2020.

54    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above program does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2018(1)	January 31 2018(1)	October 31 2017(1)
Assets
Carrying value of residential mortgage loans	$19,229	$18,536	$18,178
Other related assets(2)	2,543	2,390	2,293
Liabilities
Carrying value of associated liabilities	$20,332	$19,656	$19,278

(1)   The fair value of the transferred assets is $21,854 (January 31, 2018 – $20,941; October 31, 2017 – $20,580) and the fair value of the associated liabilities is $21,084 (January 31, 2018 – $20,183; October 31, 2017 – $19,863) for a net position of $770 (January 31, 2018 – $758; October 31, 2017 – $717).

(2)   These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

In March 2018, the Bank securitized $841 million of its credit card receivables on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. As at April 30, 2018, $770 million Trillium Series 2018-1 Class A notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at April 30, 2018, assets encumbered in relation to Series 2018-1 Class A and subordinated notes were credit card receivables of $908 million.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	April 30 2018(1)	January 31 2018(1)	October 31 2017(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$79,448	$82,364	$86,789
Securities lending agreements	45,882	42,390	40,535
Total	125,330	124,754	127,324
Carrying value of associated liabilities(3)	$90,888	$90,931	$95,843

(1)   The fair value of transferred assets is $125,330 (January 31, 2018 – $124,754; October 31, 2017 – $127,324) and the fair value of the associated liabilities is $90,888 (January 31, 2018 – $90,931; October 31, 2017 – $95,843), for a net position of $34,442 (January 31, 2018 – $33,823; October 31, 2017 – $31,481).

(2)   Does not include over-collateralization of assets pledged.

(3)   Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

Scotiabank Second Quarter Report 2018    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					April 30 2018(1)	January 31 2018(1)	October 31 2017
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(2)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	March 31, 2018	$2,990	$2,813	$2,789
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Financial Services	20.0%	March 31, 2018	488	452	542
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	March 31, 2018	777	727	711
Maduro & Curiel’s Bank N.V.(4)	Curacao	Banking	48.1%	March 31, 2018	280	263	284
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018 reflect the IFRS 9 adjustments made by the Bank to align accounting policies as a result of the Bank’s adoption of the new standard; prior period amounts have not been restated.
(2)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(3)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(4)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2018, these reserves amounted to $60 (January 31, 2018 – $58; October 31, 2017 – $61).

11.	Deposits

	As at
	April 30, 2018						January 31 2018	October 31 2017
	Payable on demand(1)		Payable after notice(2)		Payable on a fixed date(3)	Total	Total	Total
($ millions)	Interest- bearing	Non-interest- bearing
Personal	$7,647	$7,259	$120,604		$68,412	$203,922	$200,727	$200,030
Business and government	78,632	25,272	28,961		260,896	393,761	390,258	384,988
Financial institutions	6,603	2,438	2,497		31,422	42,960	44,852	40,349
	$92,882	$34,969	$152,062	(4)	$360,730	$640,643	$635,837	$625,367
Recorded in:
Canada	$74,712	$18,491	$121,025		$242,014	$456,242	$450,772	$445,487
United States	10,599	106	2,268		42,320	55,293	58,928	58,070
United Kingdom	–	–	148		15,300	15,448	15,470	12,041
Mexico	11	4,600	6,488		10,495	21,594	20,210	19,419
Peru	2,553	1,216	4,466		6,908	15,143	14,737	15,216
Chile	430	2,321	72		10,286	13,109	12,453	11,574
Colombia	45	440	3,548		4,890	8,923	8,179	7,587
Other International	4,532	7,795	14,047		28,517	54,891	55,088	55,973
Total(5)	$92,882	$34,969	$152,062		$360,730	$640,643	$635,837	$625,367
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $137 (January 31, 2018 – $133; October 31, 2017 – $141) of non-interest-bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $211,606 (January 31, 2018 – $222,309; October 31, 2017 – $216,018), deposits denominated in Mexican pesos amount to $18,784 (January 31, 2018 – $17,336; October 31, 2017 – $17,156) and deposits denominated in other foreign currencies amount to $86,642 (January 31, 2018 – $81,787; October 31, 2017 – $81,283).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2018	$43,262	$22,550	$31,590	$100,643	$19,024	$217,069
As at January 31, 2018	$49,423	$20,076	$30,550	$93,433	$16,957	$210,439
As at October 31, 2017	$33,678	$26,579	$31,190	$94,563	$16,073	$202,083
(1)	The majority of foreign term deposits are in excess of $100,000.

12.	Capital and financing transactions

Subordinated debentures

On April 9, 2018, the Bank redeemed all outstanding 3.370% subordinated debentures due April 9, 2038 at their par value of JPY 10 billion plus accrued interest.

On November 20, 2017, the Bank redeemed all outstanding 3.015% subordinated debentures due November 20, 2037 at their par value of JPY 10 billion plus accrued interest.

56    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Preferred shares

On April 26, 2018, the Bank redeemed all outstanding Non-Cumulative Preferred Share series 18 and series 19 at their par value of $187 million and $158 million, respectively, plus declared and unpaid dividends.

Common shares

Normal Course Issuer Bid

On May 30, 2017, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2017 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. This 2017 NCIB will terminate on June 1, 2018.

During the six months ended April 30, 2018, the Bank repurchased and cancelled approximately 2.25 million common shares as part of the 2017 NCIB at a volume weighted average price of $79.23 per share for a total amount of $178 million. Approximately 2 million of the common shares purchased were pursuant to a private agreement with an arm’s length third party seller and at a discount to the prevailing market price of the Bank’s common shares on the TSX at the time of the purchases. Under the 2017 NCIB, the Bank has cumulatively repurchased and cancelled approximately 6.25 million common shares at an average price of $76.41 per share.

On May 29, 2018, the Bank announced that OSFI and TSX approved a normal course issuer bid (the “2018 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2018 NCIB may commence on June 4, 2018 and terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2018 NCIB, (ii) the Bank providing a notice of termination, or (iii) June 3, 2019. On a quarterly basis, the Bank will notify OSFI prior to making purchases.

13.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
	April 30 2018	January 31 2018	October 31 2017
($ millions)	All-in	All-in	All-in
Capital
Common Equity Tier 1 capital	$45,025	$42,990	$43,352
Net Tier 1 capital	$50,708	$48,648	$49,473
Total regulatory capital	$57,716	$55,637	$56,113
Risk-weighted assets/exposures used in calculation of capital ratios
CET1 risk-weighted assets(1)(2)	$375,901	$382,248	$376,379
Tier 1 risk-weighted assets(1)(2)	$376,042	$382,248	$376,379
Total risk-weighted assets(1)(2)	$376,183	$382,248	$376,379
Leverage exposures	$1,060,648	$1,048,763	$1,052,891
Capital ratios
Common Equity Tier 1 capital ratio	12.0%	11.2%	11.5%
Tier 1 capital ratio	13.5%	12.7%	13.1%
Total capital ratio	15.3%	14.6%	14.9%
Leverage ratio	4.8%	4.6%	4.7%
(1)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.80, 0.83 and 0.86 (0.80, 0.83 and 0.86 as at January 31, 2018; 0.72, 0.77 and 0.81 as at October 31, 2017) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.
(2)	As at April 30, 2018 the Basel I regulatory capital floor has been replaced by a Basel II standardized regulatory capital floor. No regulatory capital floor add-on was required for CET1, Tier 1 and Total capital RWA as at April 30, 2018 (as at January 31, 2018: $16.4 billion, $16.3 billion and $16.2 billion, respectively; as at October 31, 2017: $12.8 billion, $12.6 billion and $12.4 billion, respectively).

The Bank substantially exceeded the OSFI minimum capital ratios as at April 30, 2018.

14.	Share-based payments

During the first quarter, the Bank granted 988,252 options with an exercise price of $81.81 per option and a weighted average fair value of $7.68 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $5 million for the three months and six months ended April 30, 2018 (April 30, 2017 – $1 million and $6 million) as a result of equity-classified share-based payment expense.

Scotiabank Second Quarter Report 2018    57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2018	January 31 2018	April 30 2017	April 30 2018	January 31 2018	April 30 2017
Defined benefit service cost(2)	$87	$79	$83	$16	$(193)	$7
Interest on net defined benefit (asset) liability	4	–	7	12	13	13
Other	3	3	3	(1)	(2)	1
Defined benefit expense	$94	$82	$93	$27	$(182)	$21
Defined contribution expense	$10	$10	$9	n/a	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits(3)	$15	$50	$(395)	$4	$34	$(61)

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2018	April 30 2017	April 30 2018	April 30 2017
Defined benefit service cost(2)	$166	$165	$(177)	$27
Interest on net defined benefit (asset) liability	4	14	25	26
Other	6	6	(3)	(2)
Defined benefit expense	$176	$185	$(155)	$51
Defined contribution expense	$20	$19	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits(3)	$65	$418	$38	$36
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	The service cost for other benefit plans includes a decrease of $203 million in the first quarter of fiscal 2018, related to modifications to the Bank’s post-retirement benefits plan.
(3)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2017 Annual Report. Notable accounting measurement differences are:

•	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended April 30, 2018(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$1,906	$1,758	$362	$(76)	$3,950
Non-interest income(4)	1,325	984	793	6	3,108
Total revenues	3,231	2,742	1,155	(70)	7,058
Provision for credit losses	205	340	(11)	–	534
Non-interest expenses	1,641	1,438	565	82	3,726
Provision for income taxes	368	219	154	(120)	621
Net income	$1,017	$745	$447	$(32)	$2,177
Net income attributable to non-controlling interests in subsidiaries	$–	$70	$–	$–	$70
Net income attributable to equity holders of the Bank	$1,017	$675	$447	$(32)	$2,107
Average assets ($ billions)	$339	$160	$321	$121	$941
Average liabilities ($ billions)	$249	$124	$269	$237	$879
(1)	The amounts for the period ended April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $27 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $44; International Banking – $156 and Other – $(46).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2018(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$1,939	$1,707	$390	$(100)	$3,936
Non-interest income(4)	1,364	997	800	(9)	3,152
Total revenues	3,303	2,704	1,190	(109)	7,088
Provision for credit losses	210	344	(9)	(1)	544
Non-interest expenses	1,605	1,442	572	(121)	3,498
Provision for income taxes	386	193	173	(43)	709
Net income	$1,102	$725	$454	$56	$2,337
Net income attributable to non-controlling interests in subsidiaries	$–	$58	$–	$–	$58
Net income attributable to equity holders of the Bank	$1,102	$667	$454	$56	$2,279
Average assets ($ billions)	$335	$153	$334	$112	$934
Average liabilities ($ billions)	$248	$117	$274	$234	$873
(1)	The amounts for the period ended January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $26 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $133 and Other – $(38).

	For the three months ended April 30, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,763	$1,713	$322	$(70)	$3,728
Non-interest income(3)	1,371	905	881	(304)	2,853
Total revenues	3,134	2,618	1,203	(374)	6,581
Provision for credit losses	236	349	2	–	587
Non-interest expenses	1,596	1,397	501	107	3,601
Provision for income taxes	331	213	183	(395)	332
Net income	$971	$659	$517	$(86)	$2,061
Net income attributable to non-controlling interests in subsidiaries	$–	$64	$–	$–	$64
Net income attributable to equity holders of the Bank	$971	$595	$517	$(86)	$1,997
Average assets ($ billions)	$318	$149	$340	$100	$907
Average liabilities ($ billions)	$242	$115	$263	$228	$848
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $339 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $16; International Banking – $117 and Other – $(34).

	For the six months ended April 30, 2018(1)
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income(3)	$3,845	$3,465	$752	$(176)	$7,886
Non-interest income(4)	2,689	1,981	1,593	(3)	6,260
Total revenues	6,534	5,446	2,345	(179)	14,146
Provision for credit losses	415	684	(20)	(1)	1,078
Non-interest expenses	3,246	2,880	1,137	(39)	7,224
Provision for income taxes	754	412	327	(163)	1,330
Net income	$2,119	$1,470	$901	$24	$4,514
Net income attributable to non-controlling interests in subsidiaries	$–	$128	$–	$–	$128
Net income attributable to equity holders of the Bank	$2,119	$1,342	$901	$24	$4,386
Average assets ($ billions)	$337	$157	$327	$117	$938
Average liabilities ($ billions)	$249	$120	$272	$235	$876
(1)	The amounts for the period ended April 30, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4)
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $53 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $59; International Banking – $289 and Other – $(84).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2017
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$3,572	$3,324	$645	$(170)	$7,371
Non-interest income(3)	2,748	1,880	1,773	(323)	6,078
Total revenues	6,320	5,204	2,418	(493)	13,449
Provision for credit losses	471	659	10	–	1,140
Non-interest expenses	3,225	2,827	1,061	177	7,290
Provision for income taxes	672	422	361	(506)	949
Net income	$1,952	$1,296	$986	$(164)	$4,070
Net income attributable to non-controlling interests in subsidiaries	$–	$125	$–	$–	$125
Net income attributable to equity holders of the Bank	$1,952	$1,171	$986	$(164)	$3,945
Average assets ($ billions)	$317	$146	$343	$104	$910
Average liabilities ($ billions)	$242	$112	$265	$232	$851
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $386 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $29; International Banking – $236 and Other – $(68).

17.	Interest income

The following table presents details of interest income from financial assets.

	For the three months ended		For the six months ended
($ millions)	April 30 2018	January 31 2018	April 30 2018
Financial assets
Loans at amortized cost(1)	$5,979	$5,803	$11,782
Securities
Amortized cost(1)	85	90	175
FVOCI(1)(2)	313	274	587
Other	40	35	75
Securities	438	399	837
Securities purchased under resale agreements and securities borrowed not at FVTPL(1)	101	98	199
Deposits with financial institutions(1)	217	181	398
Interest income	$6,735	$6,481	$13,216
(1)	The interest income on the financial assets measured at amortized cost and FVOCI is calculated using the effective interest method.
(2)	Includes dividend income of $12 (January 31, 2018 – $9).

18.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended			For the six months ended
($ millions)	April 30 2018	January 31 2018	April 30 2017	April 30 2018	April 30 2017
Banking
Card revenues	$389	$404	$370	$793	$754
Deposit and payment services	329	337	327	666	654
Credit fees	286	285	286	571	573
Other	107	115	112	222	237
	1,111	1,141	1,095	2,252	2,218
Banking fee related expenses	159	160	152	319	302
Total banking	$952	$981	$943	$1,933	$1,916
Wealth management
Mutual funds	$412	$438	$406	$850	$814
Brokerage fees(1)	216	230	285	446	562
Investment management and trust(1)	169	163	162	332	320
Total wealth management	$797	$831	$853	$1,628	$1,696
(1)	Prior period amounts have been reclassified to conform with current period presentation.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	Trading revenues

The following table presents details of trading revenues.

	For the three months ended			For the six months ended
($ millions)	April 30 2018	January 31 2018	April 30 2017(1)	April 30 2018	April 30 2017(1)
Interest rate and credit	$60	$100	$131	$160	$346
Equities	157	95	(146)	252	(113)
Commodities	63	72	65	135	160
Foreign exchange	68	83	48	151	121
Other	10	37	20	47	56
Total	$358	$387	$118	$745	$570
(1)	Certain comparative amounts have been restated to conform with current period presentation.

20.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2018	January 31 2018	April 30 2017	April 30 2018	April 30 2017
Basic earnings per common share
Net income attributable to common shareholders	$2,042	$2,249	$1,965	$4,291	$3,874
Weighted average number of common shares outstanding (millions)	1,198	1,199	1,206	1,199	1,207
Basic earnings per common share(1) (in dollars)	$1.70	$1.88	$1.63	$3.58	$3.21
Diluted earnings per common share
Net income attributable to common shareholders	$2,042	$2,249	$1,965	$4,291	$3,874
Adjustments to net income due to share-based payment options and others(2)	2	13	15	34	39
Net income attributable to common shareholders (diluted)	$2,044	$2,262	$1,980	$4,325	$3,913
Weighted average number of common shares outstanding (millions)	1,198	1,199	1,206	1,199	1,207
Adjustments to average shares due to share-based payment options and others(2) (millions)	5	16	17	16	21
Weighted average number of diluted common shares outstanding (millions)	1,203	1,215	1,223	1,215	1,228
Diluted earnings per common share(1) (in dollars)	$1.70	$1.86	$1.62	$3.56	$3.19
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

21.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2017.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Exposure at default(1)	As at
	April 30, 2018			January 31 2018	October 31 2017
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$353,305	$59,987	$413,292	$403,932	$402,377
Undrawn commitments	83,354	5,634	88,988	82,911	84,893
Other exposures(4)	98,108	3,107	101,215	100,808	102,373
Total non-retail	$534,767	$68,728	$603,495	$587,651	$589,643
Retail
Drawn(5)	$182,351	$73,249	$255,600	$248,029	$244,669
Undrawn commitments	45,989	–	45,989	44,998	44,101
Total retail	$228,340	$73,249	$301,589	$293,027	$288,770
Total	$763,107	$141,977	$905,084	$880,678	$878,413
(1)	After credit risk mitigation and excludes investment equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and investment securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2017.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2018, 47% (January 31, 2018 – 48%; October 31, 2017 – 49%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 54% (January 31, 2018 – 53%; October 31, 2017 – 51%).

Retail standardized portfolio

The retail standardized portfolio of $73 billion as at April 30, 2018 (January 31, 2018 – $70 billion; October 31, 2017 – $70 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $36 billion (January 31, 2018 – $34 billion; October 31, 2017 – $34 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates and changes in the market price of credit.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	April 30, 2018						January 31, 2018		April 30, 2017
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$(126)	$55	$(71)	$(643)	$(454)	$(1,097)	$(63)	$(827)	$74	$(576)
-100 bps	127	(57)	70	512	479	991	60	695	(78)	416

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at April 30, 2018, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $66 million (January 31, 2018 – $59 million; April 30, 2017 – $61 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at April 30, 2018, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $350 million (January 31, 2018 – $334 million; April 30, 2017 – $359 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	April 30, 2018			April 30 2018	January 31 2018	April 30 2017
($ millions)	Average	High	Low
Credit spread plus interest rate	$14.4	$17.8	$11.1	$11.5	$14.4	$9.2
Credit spread	8.9	12.2	6.3	8.5	9.0	4.6
Interest rate	11.9	17.2	8.7	9.8	11.5	6.1
Equities	2.5	4.2	1.2	3.5	2.4	1.6
Foreign exchange	3.7	5.2	2.1	3.3	2.7	1.9
Commodities	1.6	1.9	1.4	1.7	1.9	1.6
Debt specific	3.3	3.7	2.9	3.2	2.9	3.7
Diversification effect	(10.8)	N/A	N/A	(11.3)	(10.1)	(8.8)
Total VaR	$14.7	$17.9	$11.9	$11.9	$14.2	$9.2
Total Stressed VaR	$40.7	$54.1	$28.2	$48.5	$55.6	$22.5

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended				As at
($ millions)	April 30 2018	January 31 2018	April 30 2017	April 30 2018	January 31 2018	April 30 2017	April 30 2018	January 31 2018	April 30 2017
Assets
Investment securities(2)	$13	$14	$15	$–	$–	$–	$–	$–	$11
Loans(3)	–	–	235	–	–	14	–	–	38
Liabilities
Deposit note liabilities(4)	$6,575	$5,045	$2,545	$225	$59	$(35)	$193	$(32)	$(15)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

Term deposits
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk (1)
As at April 30, 2018	$ 6,768	$ 6,575	$ 193	$ (7)	$ (50)
As at January 31, 2018	$ 5,013	$ 5,045	$ (32)	$ (7)	$ (43)
As at April 30, 2017	$ 2,530	$ 2,545	$ (15)	$ (14)	$ (24)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 6 of the Bank’s consolidated financial statements in the 2017 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2018(1)		January 31, 2018(1)		October 31, 2017
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$61,792	$61,792	$57,365	$57,365	$59,663	$59,663
Trading assets	99,655	99,655	105,664	105,664	98,464	98,464
Financial instruments designated at fair value through profit or loss	13	13	14	14	13	13
Securities purchased under resale agreements and securities borrowed	84,175	84,175	88,648	88,648	95,319	95,319
Derivative financial instruments	33,949	33,949	36,847	36,847	35,364	35,364
Investment securities – other	52,988	52,988	53,914	53,914	50,504	50,504
Investment securities – amortized cost	20,811	21,232	20,896	21,234	18,716	18,765
Loans	520,066	517,918	504,974	503,197	507,276	504,369
Customers’ liability under acceptances	17,074	17,074	16,380	16,380	13,560	13,560
Other financial assets	8,230	8,230	10,576	10,576	9,314	9,314
Liabilities:
Deposits	639,507	640,643	635,317	635,837	625,964	625,367
Financial instruments designated at fair value through profit or loss	6,575	6,575	5,045	5,045	4,663	4,663
Acceptances	17,079	17,079	16,398	16,398	13,560	13,560
Obligations related to securities sold short	29,050	29,050	32,893	32,893	30,766	30,766
Derivative financial instruments	32,010	32,010	37,741	37,741	34,200	34,200
Obligations related to securities sold under repurchase agreements and securities lent	90,888	90,888	90,931	90,931	95,843	95,843
Subordinated debentures	5,674	5,667	5,770	5,701	6,105	5,935
Other financial liabilities	28,008	27,619	25,253	24,940	27,531	27,118
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018, have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

Scotiabank Second Quarter Report 2018    65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	April 30, 2018(1)				January 31, 2018(1)
($ millions)	Level 1	Level 2	Level 3	Total	Level 1		Level 2	Level 3		Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(2)	$–	$3,986	$19	$4,005	$–		$5,471	$–		$5,471
Trading assets
Loans	–	16,397	2	16,399	–		16,726	–		16,726
Canadian federal government and government guaranteed debt	12,401	–	–	12,401	11,483		–	–		11,483
Canadian provincial and municipal debt	–	10,215	–	10,215	–		8,998	–		8,998
US treasury and other US agencies’ debt	5,564	–	–	5,564	7,657		–	–		7,657
Other foreign governments’ debt	6,227	1,948	–	8,175	5,008		1,268	–		6,276
Corporate and other debt	2	8,817	31	8,850	43		8,821	34	(3)	8,898
Income funds	133	20	–	153	180		128	–		308
Equity securities	36,113	267	–	36,380	43,593		164	–		43,757
Other(4)	1,518	–	–	1,518	1,561		–	–		1,561
	$61,958	$41,650	$52	$103,660	$69,525		$41,576	$34		$111,135
Financial assets designated at fair value through profit or loss	$13	$–	$–	$13	$14		$–	$–		$14
Investment securities(5)
Canadian federal government and government guaranteed debt	8,648	2,238	–	10,886	10,182		2,302	–		12,484
Canadian provincial and municipal debt	477	3,072	–	3,549	433		3,439	–		3,872
US treasury and other US agencies’ debt	12,757	460	–	13,217	10,719		441	–		11,160
Other foreign governments’ debt	9,505	9,358	35	18,898	11,001		8,853	9	(6)	19,863
Corporate and other debt	550	3,320	25	3,895	676		3,397	26	(3)	4,099
Mortgage-backed securities	–	946	–	946	–	(7)	930	–		930
Equity securities	730	237	630	1,597	692		233	581		1,506
	$32,667	$19,631	$690	$52,988	$33,703		$19,595	$616		$53,914
Derivative financial instruments
Interest rate contracts	$–	$8,827	$86	$8,913	$–		$8,981	$70		$9,051
Foreign exchange and gold contracts	1	19,274	–	19,275	1		22,885	–		22,886
Equity contracts	687	1,988	3	2,678	730		1,754	5		2,489
Credit contracts	–	193	–	193	–		348	–		348
Commodity contracts	85	2,805	–	2,890	49		2,024	–		2,073
	$773	$33,087	$89	$33,949	$780		$35,992	$75		$36,847
Liabilities:
Deposits(8)	$–	$(169)	$–	$(169)	$–		$(29)	$–		$(29)
Financial liabilities designated at fair value through profit or loss	–	6,575	–	6,575	–		5,045	–		5,045
Obligations related to securities sold short	25,315	3,735	–	29,050	29,990		2,903	–		32,893
Derivative financial instruments
Interest rate contracts	–	10,895	57	10,952	–		10,476	356		10,832
Foreign exchange and gold contracts	1	14,793	–	14,794	2		19,884	–		19,886
Equity contracts	765	2,593	10	3,368	703		3,545	9		4,257
Credit contracts	–	98	–	98	–		181	–		181
Commodity contracts	71	2,727	–	2,798	176		2,409	–		2,585
	$837	$31,106	$67	$32,010	$881		$36,495	$365		$37,741
(1)	The amounts for the periods ended April 30, 2018 and January 31, 2018 have been prepared in accordance with IFRS 9; prior period amounts have not been restated (refer to Notes 3 and 4).
(2)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(3)	IFRS 9 adoption resulted in reclassification of $17 million of corporate and other debt to trading assets in Level 3 from available-for-sale debt securities (refer to Note 4).
(4)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(5)	Excludes debt investment securities measured at amortized cost of $21,232 (January 31, 2018 – $21,234).
(6)	IFRS 9 adoption resulted in reclassification of $104 million of other foreign governments’ debt in Level 3 to debt securities measured at amortized cost (refer to Note 4).
(7)	IFRS 9 adoption resulted in reclassification of $539 million of mortgage backed securities in Level 1 to debt securities measured at amortized cost (refer to Note 4).
(8)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

66    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2017
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$5,717	$–	$5,717
Trading assets
Loans	–	17,312	–	17,312
Canadian federal government and government guaranteed debt	10,343	–	–	10,343
Canadian provincial and municipal debt	–	7,325	–	7,325
US treasury and other US agencies’ debt	6,894	–	–	6,894
Other foreign governments’ debt	5,680	1,149	–	6,829
Corporate and other debt	44	7,920	22	7,986
Income funds	180	165	–	345
Equity securities	38,760	170	–	38,930
Other(2)	2,500	–	–	2,500
	$64,401	$39,758	$22	$104,181
Financial assets designated at fair value through profit or loss	$13	$–	$–	$13
Investment securities(3)
Canadian federal government and government guaranteed debt	9,677	2,416	–	12,093
Canadian provincial and municipal debt	593	4,230	–	4,823
US treasury and other US agencies’ debt	6,305	367	–	6,672
Other foreign governments’ debt	10,944	8,746	113	19,803
Corporate and other debt	750	3,584	53	4,387
Mortgage-backed securities	539	876	–	1,415
Equity securities	590	177	544	1,311
	$29,398	$20,396	$710	$50,504
Derivative financial instruments
Interest rate contracts	$–	$9,742	$36	$9,778
Foreign exchange and gold contracts	4	21,496	–	21,500
Equity contracts	615	1,720	–	2,335
Credit contracts	–	175	–	175
Commodity contracts	133	1,443	–	1,576
	$752	$34,576	$36	$35,364
Liabilities:
Deposits(4)	$–	$(7)	$–	$(7)
Financial liabilities designated at fair value through profit or loss	–	4,663	–	4,663
Obligations related to securities sold short	27,796	2,970	–	30,766
Derivative financial instruments
Interest rate contracts	–	10,823	267	11,090
Foreign exchange and gold contracts	3	17,646	–	17,649
Equity contracts	502	2,724	7	3,233
Credit contracts	–	179	–	179
Commodity contracts	268	1,781	–	2,049
	$773	$33,153	$274	$34,200
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $18,765.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Scotiabank Second Quarter Report 2018    67

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at April 30, 2018, in the fair value hierarchy comprise certain precious metals, illiquid government bonds, highly-structured corporate bonds, illiquid investments in private equity securities and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2018.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at April 30, 2018
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held(1)
Precious metals	$–	$–	$–	$–	$–	$19	$19	$–
	–	–	–	–	–	19	19	–
Trading assets
Loans	–	–	–	–	–	2	2	–
Corporate and other debt	34	(8)	–	–	–	5	31	(8)
	34	(8)	–	–	–	7	33	(8)
Investment securities
Other foreign governments’ debt	9	–	1	25	–	–	35	n/a
Corporate and other debt	26	–	(1)	–	–	–	25	n/a
Equity securities	581	3	6	45	(5)	–	630	3
	616	3	6	70	(5)	–	690	3
Derivative financial instruments – assets
Interest rate contracts	70	23	–	6	(13)	–	86	23
Equity contracts	5	(3)	–	1	–	–	3	(3	)(2)
Derivative financial instruments –liabilities
Interest rate contracts	(356)	(11)	–	(6)	13	303	(57)	(4	)(3)
Equity contracts	(9)	(5)	–	–	–	4	(10)	(5	)(2)
	(290)	4	–	1	–	307	22	11
Total	$360	$(1)	$6	$71	$(5)	$333	$764	$6
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(3)	Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit notes in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2018 and October 31, 2017:

	As at January 31, 2018
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets	$39	$(2)	$–	$–	$(3)	$–	$34
Investment securities	589	7	(1)	40	(19)	–	616
Derivative financial instruments	(238)	(60)	–	4	–	4	(290)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2017
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets	$28	$(6)	$–	$–	$–	$–	$22
Investment securities(2)	805	(23)	14	26	(112)	–	710
Derivative financial instruments	(257)	26	–	2	–	(9)	(238)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Investment securities include financial assets designated as available-for-sale.

68    Scotiabank Second Quarter Report 2018

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the three months ended April 30, 2018, derivative liabilities of $307 million was transferred out of Level 3 into Level 2. All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

There were no significant transfers between the levels during the three months ended January 31, 2018 and October 31, 2017.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 6 of the Bank’s annual audited consolidated financial statements for year ended October 31, 2017 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

22.	Corporate income taxes

In November 2016, the Bank received a federal reassessment of $179 million for tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011 taxation year. In August 2017, the Bank received a reassessment of $185 million for tax and interest for the 2012 taxation year. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by recently enacted rules which had been introduced in the 2015 Canadian federal budget. In May 2018, the Bank received a proposed reassessment for $208 million of tax and interest in respect of the same circumstances for the 2013 taxation year. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada), and intends to vigorously defend its position.

23.	Business combinations

Current quarter

Bank of Nova Scotia Berhad, Malaysia (BNS Berhad)

Previously the Bank indicated it had reached an agreement to sell its wholly-owned subsidiary, BNS Berhad. This transaction is no longer proceeding.

Pending acquisitions

BBVA Chile

On December 5, 2017, the Bank announced its agreement with Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) to acquire its 68.19% ownership in BBVA Chile. BBVA owns 68.19% of BBVA Chile and the minority partner owns 31.62% of BBVA Chile. The Bank will acquire BBVA’s interests in BBVA Chile, and its interests in certain subsidiaries, for approximately US$2.2 billion. If the transaction is completed, the Bank’s Common Equity Tier 1 capital ratio will be impacted by approximately 100 basis points. The transaction is expected to close in the third quarter of 2018, subject to regulatory approvals.

Pursuant to the mandatory tender offer for all the shares of BBVA Chile required under Chilean law, the minority partner has the right to sell its shares of BBVA Chile on the same basis to the Bank. The Bank’s Common Equity Tier 1 capital ratio would be impacted by approximately 135 basis points, if the Bank acquires 100% of BBVA Chile.

Citibank’s consumer and small and medium enterprise operations in Colombia

On January 31, 2018, the Bank announced that its Colombian subsidiary, Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria), had reached an agreement to acquire Citibank’s consumer (retail and credit cards) and small and medium enterprise operations in Colombia, subject to regulatory approval. The transaction is not financially material to the Bank.

24.	Events after the Consolidated Statement of Financial Position date

Acquisition

Jarislowsky Fraser

On May 1, 2018, the Bank completed the previously announced acquisition of Jarislowsky Fraser, an independent investment firm with approximately $40 billion in assets under management on behalf of institutional and high net worth clients. The purchase price of approximately $950 million was satisfied primarily by the issuance of common shares. An earn-out of up to $56 million in additional common shares may be paid based on achieving future growth targets.

Banco Cencosud, Peru

On May 9, 2018, the Bank announced that Scotiabank Peru, its wholly owned subsidiary, has reached an agreement to acquire a 51% controlling interest in Banco Cencosud, which offers credit cards and consumer loans in Peru, for approximately $130 million. Under the terms of the agreement, the two companies will also enter into a 15-year partnership to manage the credit card business and provide additional products and services to customers.

Scotiabank Second Quarter Report 2018    69

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2018

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2, 2018	January 29, 2018
April 3 2018	April 26, 2018
July 3, 2018	July 27, 2018
October 2, 2018	October 29, 2018

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 29, 2018, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at (416) 640-5944 or toll-free, at 1-800-274-0251 using ID 6751615# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 29, 2018, to June 14, 2018, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 866-6806

E-mail: corporate.communications@scotiabank.com

70    Scotiabank Second Quarter Report 2018

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Second Quarter Report 2018    71

The Bank of Nova Scotia is incorporated in Canada with limited liability.